09011324

HIGHLANDS ACQUISITION CORP.

2008 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
or

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33681

HIGHLANDS ACQUISITION CORP.
(Exact name of Registrant as specified in its Charter)

Delaware	20-8924044
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Paragon Drive, Suite 125 Montvale, New Jersey	07645
(Address of principal executive offices)	(Zip Code)

(201) 573-8400
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Units, each consisting of one share of Common stock, par value $.0001 per share, and one Warrant	NYSE Alternext US
Common Stock, par value $.0001 per share	NYSE Alternext US
Warrants, each exercisable for one share of Common Stock	NYSE Alternext US

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [ ] NO[X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange
Act. YES [ ] NO[X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. []

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [] (Do not check if a smaller reporting company) Smaller Reporting Company []

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) YES [X] NO [ ]

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant computed by reference to the closing sales price for the registrant's common stock on June 30, 2008, as reported on the NYSE Alternext US (f/k/a the American Stock Exchange) was approximately $106,116,618.

In determining the market value of the voting and non-voting common equity held by non-affiliates, securities of the registrant beneficially owned by directors, officers and holders of more than 10% of the outstanding shares of common stock of the registrant have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's common stock outstanding at March 3, 2009 was 17,250,000 shares.

DOCUMENT INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the registrant's 2008 fiscal year end are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Forward-Looking Statements

This report, and the information incorporated by reference in it, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

- ability to complete a combination with one or more target businesses;
- success in retaining or recruiting, or changes required in, our management or directors following a business combination;
- potential inability to obtain additional financing to complete a business combination;
- limited pool of prospective target businesses;
- potential change in control if we acquire one or more target businesses for stock;
- public securities' limited liquidity and trading;
- failure to maintain the listing of our securities on the NYSE Alternext US or an inability to have our securities listed on the NYSE Alternext US following a business combination;
- use of proceeds not in trust or available to us from interest income on the trust account balance; or
- financial performance.

The forward-looking statements contained or incorporated by reference in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us and speak only as of the date of such statement. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors" of Part I, Item 1A of this report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

References in this report to "we," "us" or "our company" refer to Highlands Acquisition Corp. References to "public stockholders" refer to purchasers of our securities by persons, including our founders, in, or subsequent to, our initial public offering, provided that our founders' status as "public stockholders" shall only exist with respect to those securities so purchased.

PART I

ITEM 1. Business

Introduction

We were formed on April 26, 2007, as a blank check corporation for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, one or more operating businesses, which we refer to as our initial business combination. Our efforts in identifying a prospective target business will not be limited to a particular industry. Although we initially focused our search for a target business in the healthcare industry, we have expanded our focus to include other industries as well, in addition to the healthcare industry.

The healthcare industry encompasses all healthcare service companies, including among others, managed care companies, hospitals, healthcare system companies, physician groups, diagnostic service companies, medical device companies and other healthcare-related entities.

A registration statement for our initial public offering was declared effective on October 3, 2007. On October 9, 2007, we sold 12,000,000 units in our initial public offering, and on October 15, 2007, the underwriters for our initial public offering purchased an additional 1,800,000 units pursuant to an over-allotment option. Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of our common stock at a price of $7.50 commencing on the later of our consummation of a business combination or January 3, 2009, provided in each case that there is an effective registration statement covering the shares of common stock underlying the warrants in effect. The warrants expire on October 3, 2012, unless earlier redeemed. Simultaneously with the consummation of our initial public offering, we completed a private placement of 3,250,000 warrants, which we refer to as the sponsors' warrants, at a price of $1.00 per warrant, generating gross proceeds of $3,250,000. The sponsors' warrants were purchased by (i) Kanders & Company, Inc., Ivy Healthcare Capital II, L.P., and Fieldpoint Capital, L.L.C., each of which is an affiliate of certain officers and directors of the Company; and (ii) Robert W. Pangia, the Company's Chief Executive Officer, Dennis W. O'Dowd and Virgilio Rene Veloso, each of which is an existing stockholder of the Company. The sponsors' warrants are identical to the warrants included in the units sold in our initial public offering except that if we call the warrants for redemption, the sponsors' warrants will not be redeemable by us so long as they are held by these purchasers or their permitted transferees. The purchasers of the sponsors' warrants have agreed that these warrants will not be transferred, assigned or sold by them (except in limited situations) until after we have completed our initial business combination. In addition, Kanders & Company, Robert W. Pangia, Ivy Healthcare Capital II, L.P., Dennis W. O'Dowd, Virgilio Rene Veloso and Fieldpoint Capital LLC have agreed to purchase an aggregate of 1,000,000 units, which we refer to as the co-investment units, at a price of $10.00 per unit ($10.0 million in the aggregate) in a private placement that will occur immediately prior to the consummation of our initial business combination.

We received net proceeds of approximately $131.3 million from our initial public offering (including proceeds from the exercise by the underwriters of their over-allotment option) and sale of the sponsors' warrants. In addition, the Company received approximately $3.99 million attributable to the portion of the underwriters' discount which has been deferred until our consummation of a business combination. A total of $135.3 was deposited into a trust account and will be part of the funds distributed to our public stockholders in the event we are unable to complete a business combination. Unless and until a business combination is consummated, the proceeds held in the trust account will not be available to us. For a more complete discussion of our financial information, see the sections appearing elsewhere in this report entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Business Strategy

Our efforts in identifying a prospective target business will not be limited to a particular industry. Although we initially focused our search for target businesses in the healthcare industry, we have expanded our focus to include other industries as well, in addition to the healthcare industry. Accordingly, although our management's expertise is primarily in the healthcare industry, if we are presented with an opportunity in another industry that would be in our stockholders' best interests, we may pursue that opportunity. We will consider all potentially attractive business opportunities that we locate or are presented to us.

We believe the healthcare industry represents an attractive environment for our management team to complete a business combination which will serve as a platform for future growth. According to publicly available information from the Centers for Medicare and Medicaid Services, or CMS, spending on healthcare in the United States was approximately $2.1 trillion in 2006, or approximately 16.0% of the 2006 United States gross domestic product, or GDP. A report by the CMS, Office of the Actuary National Health Statistics Group, "National Health Expenditure Projections 2007-2017", indicates that national healthcare spending is projected to grow on average 6.7% per year through 2017, when it is expected to reach nearly $4.3 trillion. As evidenced by the projected increase in healthcare spending as a percentage of GDP from 16.0% in 2006 to an expected 19.5% in 2017 (set forth in the same report), we anticipate that the United States will continue to spend substantially, and at an accelerated rate, on healthcare products and services, driven largely by demographic trends and rapid advancement in technology.

Healthcare Industry Trends

We believe that the healthcare industry represents an attractive target for our investment focus based on several key trends driving growth, including:

- *Demographic Shift to an Elderly Population.* According to the U.S. Census Bureau publication "65+ in the United States: 2005," the size of the elderly population, the segment with the largest per capita usage of healthcare services, is increasing more rapidly than the rest of the population in the United States. According to this report, due to the aging baby boomer generation, the percentage of the U.S. population aged 65 and older is expected to grow from 12.4% in 2000 to 13.0% in 2010 and to 19.6% by 2030. By 2050, the population segment aged 65 and older will total approximately 80 million individuals. In addition, according to the National Center for Health Statistics of the Centers for Disease Control ("Health, United States, 2006"), the average life expectancy in the United States increased from 75.4 years in 1990 to 77.8 years in 2004. We believe that as life expectancy increases, the industry will experience increased demand for medical products that help the elderly maintain an active lifestyle. Those over 65 years old have generated the highest healthcare costs compared to any other demographic group and are expected to be a major contributor to an increasing level of expenditure for healthcare products and services.

- *Rapid Development of New Healthcare Technologies and Services.* New medical devices, therapeutics and services are being developed at an accelerated rate, driven by advancements in new biomaterials, genomics and proteomics, and information technology. Our management believes that the rapid pace of innovation will continue to expand the scope, practice and delivery of medicine and, in the process, create new market entrants, leaders and opportunities.

- *Consumerism.* Our management believes that individual consumers, once passive participants in the healthcare process, have become increasingly proactive in recent years, driving increased demand for services and leading to additional spending. They are challenging health plans that deny treatments, opting for plans that provide enhanced choices, demanding information about providers and quality of care, demonstrating a readiness to comparison shop on the basis of price and paying out-of-pocket for cosmetic and other elective procedures. Our management believes that consumerism is driving opportunity via expanded reimbursement coverage for goods and services and, in some instances, increased willingness by consumers to pay out of pocket for goods and services that enhance quality of life.

- *Increasing Level of Merger and Acquisition Activity.* The mergers and acquisitions environment in the healthcare industry remains strong, driven by efforts to fill gaps in product pipelines, expand geographic reach, strengthen patent positions and consolidate fragmented markets. According to Thomson Financial, 927 transactions were completed in 2004 for an aggregate value of $95.7 billion. In 2006, 1,049 transactions were completed which more than doubled the aggregate value to a record $197.4 billion. Our management believes that the dynamics driving healthcare merger and acquisition activity will continue and, therefore, the industry will present opportunities to identify and consummate an attractive business combination.

However, as indicated above, we are not restricted from consummating a business combination in a different industry and are not required to first seek a target business in the healthcare industry. If an opportunity outside the healthcare industry was presented to us that we determined was in our stockholders' best interests, we could pursue that opportunity. Accordingly, it is possible that we will not even consider a target business in the healthcare industry. If we consummate a business combination in an industry other than the healthcare industry, the foregoing favorable industry trends would not apply to us following the business combination.

Potential Healthcare Investment Themes

Although we will consider target businesses across the healthcare industry, we intend to concentrate our search for an acquisition candidate within the following target sectors of the healthcare industry:

- *Medical Devices, Products and Healthcare Diagnostics.* Frost & Sullivan estimates that in 2005 the United States medical device and product market generated $80.3 billion of revenue according to "Standard & Poor's Healthcare Products & Supplies Survey." Demographic shifts, advanced technologies, increased investment in research and development, and the potential to address the clinical shortcomings of drug therapeutics are all driving growth. Large medical device companies with established distribution networks are contributing to the demand for acquisitions of smaller companies with innovative technologies capable of generating new revenue streams and/or preserving existing market share.

- Healthcare Services. According to CMS "National Health Expenditure Projections 2007-2017," the United States spent $660.2 billion on physician and clinical, dental and other personal services, or professional services, and an additional $177.6 billion on nursing home and home healthcare in 2006. These levels are projected to rise to $743.1 billion for professional services and $198.5 billion for nursing home and home healthcare in 2008. By 2017, professional services will account for $1.30 trillion and nursing home healthcare another $336.5 billion of U.S. healthcare spending. Although professional services spending fell in 2005 and 2006 due to slower growth in government and private reimbursement, over time, labor costs are projected to rise, driven by physician and nursing supply shortages and a shift in demographics, according to "Standard & Poor's Managed Care Survey" (April 19, 2007) and "Standard & Poor's Facilities Survey" (December 28, 2006). An aging population, increased specialization and decreased exposure to Medicaid are expected to boost nursing and home healthcare revenue.

Competitive Strengths

We believe we have the following competitive strengths:

Status as a public company

We believe our structure will make us an attractive business combination partner to private target businesses. As an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares of stock in the target business for shares of our stock. We believe target businesses will find this method to be less expensive, with greater certainty of becoming a public company than the typical initial public offering process. In an initial public offering, there are typically expenses incurred in marketing, roadshow and public reporting efforts that will likely not be present to the same extent in connection with a business combination with us. Furthermore, once a proposed business combination is approved by our stockholders and the transaction is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters' ability to complete the offering, as well as general market conditions, that could prevent the offering from occurring. Once public, we believe the target business would have greater access to capital and additional means of creating management incentives that are better aligned with stockholders' interests than it would as a private company. It can offer further benefits by augmenting a company's profile among potential new customers and vendors and aid in attracting talented employees.

Notwithstanding the foregoing, certain features of our structure may have a negative impact on our ability to consummate a business combination, including:

- our obligation to seek stockholder approval of our initial business combination or obtain necessary financial information may delay the completion of a transaction;
- our obligation to convert into cash up to 30% of our shares of common stock held by our public stockholders who vote against our initial business combination and exercise their conversion rights may reduce the resources available to us for our initial business combination;
- our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and
- the requirement to acquire an operating business that has a fair market value equal to at least 80% of the balance of the trust account at the time of the acquisition (excluding deferred underwriting discounts and commissions of $3.99 million could require us to acquire the assets of several operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate our initial business combination.

Strong Financial position

With a trust account of approximately $133.2 million at December 31, 2008 (excluding the $3.99 deferred underwriting fee and the additional $10.0 million we will receive from the co-investment), we offer a target business a variety of options such as providing the owners of a target business with shares in a public company and a public means to sell such shares, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by having significant cash resources or reducing its debt ratio. Because we are able to consummate a business combination using the cash proceeds of our initial public offering and the private placement of the sponsors' warrants and co-investment units, our capital stock, debt or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to reflect the needs of the parties. However, if our initial business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many stockholders may exercise their conversion rights, we may either need to reserve part of the trust account for possible payment upon their conversion, or we may need to arrange third party financing to help fund our initial business combination in case a larger percentage of stockholders exercise their conversion rights than we expect. Since we have no specific business combination under consideration, we have not taken any steps to secure third party financing. Accordingly, our flexibility in structuring a business combination will be subject to these contingencies.

Management Expertise

Our management team possesses a substantial level of healthcare industry public market, private equity and capital raising experience as investors, operators and managers. Collectively, our officers and directors have over 100 years of experience in structuring, negotiating, managing and consummating merger and acquisitions.

Ivy Capital Partners, the General Partner of Ivy Healthcare Capital, L.P. and Ivy Healthcare Capital II, L.P., which we refer to collectively as Ivy Capital Partners, is an affiliate of each of Robert W. Pangia, our Chief Executive Officer, Russell F. Warren, M.D., the Chairman of our Board of Directors, and Russell F. Warren, Jr., a member of our Board of Directors. Ivy Capital Partners is a healthcare-focused private equity firm based in Montvale, New Jersey that invests in companies, and manages such companies as a result of its officers' and directors' board positions with such companies, within the medical device, life sciences and healthcare services sectors, with particular experience in the orthopedic industry (which encompasses all companies that provide orthopedic services and products such as orthopedic implants and prostheses). We believe that Ivy Capital Partners' in-depth knowledge of the healthcare industry increases its ability to source and create transactions, conduct effective due diligence, recruit seasoned management teams, partner with senior managers at its portfolio companies to design ways of growing and improving their business, and provide access to a network of resources that strengthen operational excellence to maximize investment returns. Ivy Capital Partners believes that industry specialization and knowledge improves its risk-adjusted returns by allowing the firm to identify and capitalize upon emerging medical product and service trends. For each of its investments, Ivy Capital Partners seeks to fully understand the general industry and company-specific risks and opportunities by utilizing its broad network of healthcare industry experts, investment operations and clinical experience. This approach to due diligence reflects the firm's conviction that long-term value creation is dependent upon detailed industry and operational knowledge. Ivy Capital Partners' track record is based on the depth, breadth and experience of its investment team. Russell F. Warren, Jr. co-founded and was the CEO of Professional Sports Care Management, Inc., which he helped develop into the largest chain of physical rehabilitation clinics in the New York tri-state region. Professional Sports Care Management completed an initial public offering in 1994 and was sold to HealthSouth in 1996. In 1997, Mr. Warren co-founded Ivy Realty and, through numerous acquisitions, built a commercial real estate portfolio valued in excess of $1.2 billion. From 1989 to 1996, Robert W. Pangia served as Executive Vice President and Director of Investment Banking at Paine Webber Incorporated, where he oversaw all of the investment bank's mergers and acquisitions and corporate finance activities. Mr. Pangia currently acts as a director of Biogen Idec, a Nasdaq-listed biotechnology company, McAfee, Inc., a New York Stock Exchange listed supplier of computer security solutions, and was formerly a director at Icos Corporation, a biotechnology company that was acquired by Eli Lilly and Company, and Athena Neurosciences, a research-based pharmaceutical company. Russell F. Warren, M.D. is Surgeon-in-Chief Emeritus of the Hospital for Special Surgery and has published over 250 peer-reviewed scientific articles. Dr. Warren has patented a number of his inventions to treat orthopedic conditions in the knee and shoulder and, for the past 20 years, has served as the team doctor for the New York Giants football team. To date, Ivy Capital Partners has funded 17 portfolio companies with four of these companies providing liquidity opportunities for their investors.

Kanders & Company, an affiliate of each of Warren B. Kanders, a member of our Board of Directors, Philip A. Baratelli, our Chief Financial Officer, and Gary M. Julien, our Vice President of Corporate Development, is a private investment firm based in Stamford, Connecticut, that utilizes a private equity approach to building public companies. The firm's public market investment strategy provides public and private companies, either entire entities or divisions, with strategic insights and capital for enhancing operating discipline and catalyzing long-term growth, both organically and via carefully selected acquisition opportunities. The firm's principals believe that the public markets provide an ideal forum to support growth initiatives for operating businesses. The firm has significant experience building public companies within a variety of industries including healthcare, aerospace and defense, industrial manufacturing and consumer markets. Kanders & Company's owner and President, Warren B. Kanders was, from 1996 to Armor Holdings, Inc.'s sale to a wholly-owned subsidiary of BAE Systems plc on July 31, 2007, Chairman, CEO and largest shareholder of the New York Stock Exchange-listed company, Armor Holdings, Inc., a manufacturer and supplier of military vehicles, armored vehicles and safety and survivability products and systems serving aerospace & defense, public safety, homeland security and commercial markets. Since 1996, Armor Holdings has grown from approximately $11.0 million in revenue to estimated revenue of approximately $3.5 billion in 2007, through both organic growth and the completion of over 30 acquisitions, including the $803 million acquisition of Stewart & Stevenson Services, Inc. which closed in May 2006. In 2006, Armor Holdings was listed as number three on FORTUNE Magazine's "100 Fastest-Growing Companies." In 2005, Armor Holdings was awarded "Corporate/Strategic Firm of the Year" by The M&A Advisor, a national award reflecting its leadership and expertise in corporate mergers and acquisitions in the middle market. Based on the $88.00 per share price of the BAE Systems acquisition of Armor Holdings, the performance of Armor Holdings' stock price during Mr. Kanders' investment period generated a 31.4% annual rate of return, making it a leading performer among all companies listed on the NYSE during this period in terms of stock price appreciation. Prior to his service with Armor Holdings, from October 1992 to May 1996, Mr. Kanders served as Founder and Vice Chairman of the Board of Benson Eyecare Corporation, a distributor of eyecare products and services. In 1992, Benson Eyecare Corporation was the highest performing stock in terms of stock appreciation on the American Stock Exchange and posted positive returns every year prior to its sale in 1996.

Established Deal Sourcing Network

Our management team has built and maintained a broad network of professional contacts which we intend to utilize to identify and build a scalable growth-oriented business. These established relationships include, among others, healthcare industry entrepreneurs, executive officers and board members at public and private healthcare companies, business brokers, private equity and venture capital firms, consultants, investment bankers, attorneys, accountants and prominent physicians and researchers at leading U.S. hospitals and private practices. We believe this network of professional relationships will be of significant assistance in helping us identify potential business combination targets. However, in each of these cases, our ability to benefit from these extensive relationships will be limited because our officers and non-independent directors have agreed until the earliest of our consummation of a business combination, our liquidation or until such time as he ceases to be an officer or director of us to present to us for our consideration, prior to presentation to any other person or entity, any business opportunity to acquire a privately held operating business, if, and only if, (i) the target entity has a fair market value between 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) and $500 million, the target entity's principal business operations are in the healthcare industry and the opportunity is to acquire substantially all of the assets or 50.1% or greater of the voting securities of the target entity or (ii) the target entity's principal business operations are outside of the healthcare industry and the opportunity to acquire such target entity is presented by a third party to one of our officers or non-independent directors expressly for consideration by us. With respect to all business opportunities, including those described in clause (i), but excluding those described in clause (ii) above, the obligation of our officers and non-independent directors to present a business opportunity to us which may be reasonably required to be presented to us under Delaware law is subject to any pre-existing fiduciary or other obligations the officer or non-independent director may owe to another entity. Our Board of Directors has adopted resolutions renouncing any interest in or expectancy to be presented any business opportunity outside of those described in clauses (i) and (ii) above (as qualified by the immediately preceding sentence) that comes to the attention of any of our officers or non-independent directors. Neither this agreement by our officers and non-independent directors nor the resolutions may be amended or rescinded in any way except upon prior approval by the holders of a majority of our outstanding shares of common stock.

In addition, although we do not expect our independent directors to present business opportunities to us, they may become aware of business opportunities that may be appropriate for presentation to us. In such instances they may determine to present these business opportunities to other entities with which they are or may be affiliated, in addition to, or instead of, presenting them to us.

Effecting a Business Combination

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time. We intend to utilize the cash proceeds of our initial public offering and the private placement of the sponsors' warrants and co-investment units, our capital stock, debt or a combination of the foregoing as the consideration to be paid in a business combination. While substantially all of the net proceeds of our initial public offering and the private placement of the sponsors' warrants are allocated to completing a business combination, the proceeds are not otherwise designated for more specific purposes. Accordingly, there is no current basis for stockholders to evaluate the specific merits or risks of one or more target businesses. If we engage in a business combination with a target business using our capital stock and/or debt financing as the consideration to fund the combination, proceeds from our initial public offering and the private placement of the sponsors' warrants will then be used to undertake additional acquisitions or to fund the operations of the target business on a post-combination basis. We may engage in a business combination with a company that does not require significant additional capital but is seeking a public trading market for its shares, and which wants to merge with an already public company to avoid the uncertainties associated with undertaking its own public offering. These uncertainties include time delays, compliance and governance issues, significant expense, a possible loss of voting control, and the risk that market conditions will not be favorable for an initial public offering at the time the offering is ready to be sold. We may seek to effect a business combination with more than one target business, although our limited resources may serve as a practical limitation on our ability to do so.

We are currently in the process of identifying and evaluating potential target businesses for our initial business combination. We have not entered into any definitive business combination agreement. Accordingly, we cannot assure you that we will be able to locate or enter into a business combination with a target business on favorable terms or at all.

We do not anticipate consummating a business combination with an entity that is affiliated with any of our officers, directors or founders and have not given any consideration towards entering into such a transaction. We also do not anticipate consummating a business combination with any entity that our management has had discussions with regarding a possible business combination through their other business activities or with an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm (or an affiliate thereof) that is affiliated with our management team. However, we are not restricted from entering into such transactions and may do so if we determine that such a transaction is in our stockholders' best interests. If we determine to enter into such a transaction, we would only do so if we obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, or FINRA, indicating that the business combination is fair to our public stockholders from a financial point of view. We expect that any such opinion would be included in our proxy soliciting materials furnished to our stockholders in connection with the business combination, and that such independent investment banking firm will be a consenting expert. As the opinion will likely be addressed to our Board of Directors for their use in evaluating the transaction, we do not anticipate that our stockholders will be entitled to rely on such opinion. However, as the opinion will be attached to, and thoroughly described in, our proxy soliciting materials, we believe investors will be provided with sufficient information in order to allow them to properly analyze the transaction. Accordingly, whether the independent investment banking firm allows stockholders to rely on their opinion will not be a factor in determining which firm to hire.

Prior to completion of a business combination, we will seek to have all vendors (excluding our independent registered public accountants), prospective target businesses or other entities, which we refer to as potential contracted parties or a potential contracted party, that we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders. In the event that a potential contracted party was to refuse to execute a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute a waiver. Examples of instances where we may engage a third party that refused to execute a waiver would be the engagement of a third party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. If a potential contracted party refuses to execute a waiver, then Kanders & Company and Ivy Capital Partners will be liable to cover the potential claims made by such party for services rendered and goods sold, in each case to us, but only if, and to the extent, that the claims would otherwise reduce the proceeds in the trust account payable to our public stockholders in the event of a liquidation. However, if a potential contracted party executes a valid and enforceable waiver, then Kanders & Company and Ivy Capital Partners will have no liability as to any claimed amounts owed to a contracted party.

Subject to the requirement that a target business or businesses have a collective fair market value of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $3.99 million) at the time of our initial business combination, we have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses. Although our management will assess the risks inherent in a particular target business with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely impact a target business.

Sources of target businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including healthcare industry entrepreneurs, executives and board members at public and private healthcare companies, business brokers, private equity and venture capital firms, consultants, investment bankers, attorneys, accountants, prominent physicians and researchers at leading U.S. hospitals and private practices. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls, mailings or the Internet. These sources may also introduce us to target businesses they think we may be interested in on an unsolicited basis, since many of these sources will have read this Annual Report on Form 10-K and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder's fee, consulting fee or other compensation to be determined in an arm's length negotiation based on the terms of the transaction. In no event, however, will any of our existing officers, directors or stockholders, or any entity with which they are affiliated, be paid any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination. Our management has experience in evaluating transactions, particularly in the healthcare industry, but will retain advisors as necessary to assist in its due diligence and evaluation efforts. If we become aware of a potential business combination outside of the healthcare industry, we may determine to retain consultants and advisors with experience in such industries to assist in the evaluation of such business combination and in our determination of whether or not to proceed with such a business combination.

Selection of a target business and structuring of a business combination

Subject to the requirement that our initial business combination be with one or more target businesses with a collective fair market value that is at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $3.99 million) at the time of such business combination, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business.

We will seek to acquire a business whose operations can be improved and enhanced with our capital resources and where there are significant opportunities for growth both organically and through a targeted acquisition program. We intend to focus our search primarily in the United States, although we will also evaluate international investment opportunities should we find such opportunities attractive.

We have identified the following criteria and guidelines that we believe are important in evaluating prospective target businesses in the healthcare industry. We will use these criteria and guidelines in evaluating acquisition opportunities. However, we may decide to enter into a business combination with a target business that does not meet these criteria and guidelines.

- An experienced management team with a proven track record of executing on its business plan, driving revenue growth and enhancing profitability;
- An established company with a history of strong operating and financial results;
- A high-quality product offering which is or has the potential to become the standard of care in a large, underserved and growing market;
- A compelling business model with clearly defined performance execution milestones;
- A leading market provider with sustainable competitive advantages that cannot be easily replicated (e.g. strong patent and trade secret positions or lowest-cost and highest quality service providers);
- Strong free cash flow generation with recurring revenue streams;
- A diversified customer and supplier base;
- Viable opportunities for targeted industry consolidation; and
- Significant potential for returns in excess of our cost of capital on our acquisition investment.

In analyzing prospective target businesses outside of the healthcare industry, we will generally use the same criteria and guidelines except for those specifically related to the healthcare industry set forth above.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination may be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management to our business objective. In evaluating a prospective target business, we expect to conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as review of financial and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete a business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination. We will not pay any finders or consulting fees to members of our management team, or any of their respective affiliates, for services rendered to or in connection with a business combination.

Fair market value of target business or businesses

The initial target business or businesses with which we combine must have a collective fair market value equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $3.99 million) at the time of the business combination. If we acquire less than 100% of one or more target businesses in our initial business combination, the aggregate fair market value of the portion or portions we acquire must equal at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions as described above) at the time of the initial business combination. We would acquire less than 100% of a business or businesses if the transaction was still beneficial to our stockholders notwithstanding the fact that we would not be acquiring the entire business or businesses. In no event, however, will we acquire less than a controlling interest in a target business (meaning not less than 50% of the voting securities of the target business). We may seek to consummate a business combination with an initial target business or businesses with a collective fair market value in excess of 80% of the balance in the trust account. However, we may need to obtain additional financing, in addition to the $10.0 million we will receive from the co-investment private placement, to consummate such a business combination and have not taken any steps to obtain any such financing.

In contrast to many other companies with business plans similar to ours that must combine with one or more target businesses that have a fair market value equal to 80% or more of the acquirer's net assets, we will not combine with a target business or businesses unless the fair market value of such entity or entities meets a minimum valuation threshold of 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions of $3.99 million) at the time of our initial business combination. We have used this criterion to provide investors and our management team with greater certainty as to the fair market value that a target business or businesses must have in order to qualify for a business combination with us. The determination of net assets requires an acquirer to have deducted all liabilities from total assets to arrive at the balance of net assets. Given the on-going nature of legal, accounting, stockholder meeting and other expenses that will be incurred immediately before and at the time of a business combination, the balance of an acquirer's total liabilities may be difficult to ascertain at a particular point in time with a high degree of certainty. Accordingly, we have determined to use the valuation threshold of 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions of $3.99 million) at the time of the initial business combination for the fair market value of the target business or businesses with which we combine so that our management team will have greater certainty when selecting, and our investors will have greater certainty when voting to approve or disapprove a proposed combination with, a target business or businesses that will meet the minimum valuation criterion for our initial business combination.

The fair market value of a target business or businesses will be determined by our Board of Directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, the values of comparable businesses, earnings and cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of FINRA with respect to the satisfaction of such criterion. We expect that any such opinion would be included in our proxy soliciting materials furnished to our stockholders in connection with a business combination, and that such independent investment banking firm will be a consenting expert. As the opinion will likely be addressed to our Board of Directors for their use in evaluating the transaction, we do not anticipate that our stockholders will be entitled to rely on such opinion. However, as the opinion will be attached to, and thoroughly described in, our proxy soliciting materials, we believe investors will be provided with sufficient information in order to allow them to properly analyze the transaction. Accordingly, whether the independent investment banking firm allows stockholders to rely on their opinion will not be a factor in determining which firm to hire. We will not be required to obtain an opinion from an investment banking firm as to the fair market value of the business if our Board of Directors independently determines that the target business or businesses has sufficient fair market value to meet the threshold criterion.

Lack of business diversification

While we may seek to effect business combinations with more than one target business, our initial business combination must be with one or more target businesses whose collective fair market value is at least equal to 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $3.99 million) at the time of such business combination, as discussed above. Consequently, we expect to complete only a single business combination, although this may entail a simultaneous combination with several operating businesses at the same time. At the time of our initial business combination, we may not be able to acquire more than one target business because of various factors, including complex accounting or financial reporting issues and the need to close all of the transactions simultaneously. For example, we may need to present pro forma financial statements reflecting the operations of several target businesses as if they had been combined historically.

A simultaneous combination with several target businesses also presents logistical issues such as the need to coordinate the timing of negotiations, proxy statement disclosure and closings. In addition, if conditions to closings with respect to one or more of the target businesses are not satisfied, the fair market value of the businesses, collectively, could fall below the required fair market value threshold of 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $3.99 million) at the time of the business combination.

Accordingly, while it is possible that we may attempt to effect our initial business combination with more than one target business, we are more likely to choose a single target business if all other factors appear equal. This means that for an indefinite period of time, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating a business combination with only a single entity, our lack of diversification may:

- subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after a business combination, and

- cause us to depend on the marketing and sale of a single product or limited number of products or services.

If we complete a business combination structured as a merger in which the consideration is our stock, we would have a significant amount of cash available to make add-on acquisitions following our initial business combination.

Limited ability to evaluate the target business' management

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination with that business, we cannot assure you that our assessment of the target business' management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. While it is possible that one or more of our current directors may remain associated in some capacity, whether as a director or otherwise, with us following a business combination, we cannot assure you that any of them will devote their full efforts to our affairs subsequent to a business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.

Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Opportunity for stockholder approval of business combination

Prior to the completion of our initial business combination, we will submit the transaction to our stockholders for approval, even if the nature of the acquisition is such as would not ordinarily require stockholder approval under Delaware state law. In connection with our initial business combination, we will also submit to our stockholders for approval a proposal to amend our amended and restated certificate of incorporation to provide for our corporate life to continue perpetually following the consummation of our initial business combination. Any vote to extend our corporate life to continue perpetually following the consummation of our initial business combination will be taken only if such business combination is approved. We will only consummate our initial business combination if stockholders vote both in favor of such business combination and our amendment to extend our corporate life.

In connection with seeking stockholder approval of our initial business combination, we will furnish our stockholders with proxy solicitation materials prepared in accordance with the Securities Exchange Act of 1934, as amended, which, among other matters, will include a description of the operations of the target business and audited historical financial statements of the business.

In connection with the vote required for our initial business combination, all of our founders, including all of our officers and directors, have agreed to vote their founders' common stock in accordance with the majority of the shares of common stock voted by the public stockholders. Our founders have also agreed that they will vote any shares they purchase in the open market in, or after, our initial public offering in favor of our initial business combination. We will proceed with our initial business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of such business combination and an amendment to our certificate of incorporation to provide for our perpetual existence is approved by holders of a majority of our outstanding shares of common stock and public stockholders owning less than 30% of the shares sold in our initial public offering both vote against the business combination and exercise their conversion rights.

Conversion rights

At the time we seek stockholder approval of our initial business combination, we will offer each public stockholder the right to have their shares of common stock converted to cash if the stockholder votes against such business combination and such business combination is approved and completed. Our founders will not have conversion rights with respect to any shares of common stock owned by them, directly or indirectly, whether included in or underlying the founders' units or purchased by them in our initial public offering or in the aftermarket. The actual per-share conversion price will be equal to the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions and including accrued interest, net of any interest income on the trust account balance previously released to us to pay our tax obligations and net of interest income of up to $2.1 million previously released to us to fund our working capital requirements (calculated as of two business days prior to the consummation of the proposed business combination), divided by the number of shares sold in our initial public offering. The per-share conversion price before interest would be approximately $9.77 per share, or $0.23 less than the per-unit offering price of $10.00.

An eligible stockholder may request conversion at any time after the mailing to our stockholders of the proxy statement and prior to the vote taken with respect to a proposed initial business combination at a meeting held for that purpose, but the request will not be granted unless the stockholder votes against our initial business combination and such business combination is approved and completed. Additionally, we may require public stockholders, whether they are a record holder or hold their shares in ''street name,'' to either tender their certificates to our transfer agent at any time through the vote on our initial business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company's DWAC (Deposit/Withdrawal At Custodian) System, at the holder's option. The proxy solicitation materials that we will furnish to stockholders in connection with the vote for a proposed initial business combination will indicate whether we are requiring stockholders to satisfy such certification and delivery requirements. Accordingly, a stockholder would have from the time we send out our proxy statement through the vote on such business combination to deliver his shares if he wishes to seek to exercise his conversion rights. This time period varies depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in ''street name,'' in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor. Traditionally, in order to perfect conversion rights in connection with a blank check company's business combination, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to convert. After the business combination was approved, the company would contact such stockholder to arrange for him to deliver his certificate to verify ownership. As a result, the stockholder then had an ''option window'' after the consummation of the business combination during which he could monitor the price of the stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. Thus, the conversion right, to which stockholders were aware they needed to commit before the stockholder meeting, would become a ''put'' right surviving past the consummation of the business combination until the converting holder delivered his certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a converting holder's election to convert is irrevocable once the business combination is approved.

If a stockholder votes against our initial business combination but fails to properly exercise his, her or its conversion rights, the stockholder will not have his, her or its shares of common stock converted to his, her or its pro rata share of the trust account. Any request for conversion, once made, may be withdrawn at any time prior to the vote taken with respect to the proposed business combination. Furthermore, if a stockholder delivers his certificate for conversion and subsequently decides prior to the meeting not to elect conversion, he may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to stockholders entitled to convert their shares who elect conversion will be distributed promptly after completion of our initial business combination. Public stockholders who convert their stock into their pro rata share of the trust account will still have the right to exercise any warrants they still hold.

We will not complete our proposed initial business combination if public stockholders owning 30% or more of the shares sold in our initial public offering exercise their conversion rights. We have set the conversion percentage at 30% in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing our initial business combination that may otherwise be approved by a majority of our public stockholders. The conversion price will be approximately $9.77 per share plus any applicable interest. As this amount is lower than the $10.00 per unit offering price and it may be less than the market price of the common stock on the date of conversion, there may be a disincentive on the part of public stockholders to exercise their conversion rights.

If a vote on our initial business combination is held and the business combination is not approved, we may continue to try to consummate an initial business combination with a different target until October 3, 2009. If our initial business combination is not approved or completed for any reason, then public stockholders voting against our initial business combination who exercised their conversion rights would not be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then on deposit in the trust account. In such case, if we have required public stockholders to tender their certificates prior to the meeting, we will promptly return such certificates to the tendering public stockholder. Public stockholders would be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account only in the event that the initial business combination they voted against was duly approved and subsequently completed, or in connection with our liquidation.

Liquidation if no business combination

Our amended and restated certificate of incorporation provides that we will continue in existence only until October 3, 2009. This provision may not be amended except in connection with the consummation of our initial business combination. If we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating, pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if our Board of Directors and stockholders had formally voted to approve our dissolution pursuant to Section 275 of the Delaware General Corporation Law. Accordingly, limiting our corporate existence to a specified date as permitted by Section 102(b) (5) of the Delaware General Corporation Law removes the necessity to comply with the formal procedures set forth in Section 275 (which would have required our Board of Directors and stockholders to formally vote to approve our dissolution and liquidation and to have filed a certificate of dissolution with the Delaware Secretary of State). Instead, we will notify the Delaware Secretary of State in writing on the termination date that our corporate existence is ceasing, and include with such notice payment of any franchise taxes then due to or assessable by the state. We view this provision terminating our corporate life by October 3, 2009 as an obligation to our stockholders and will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of our initial business combination.

If we are unable to complete a business combination by October 3, 2009, as soon as practicable thereafter, we will adopt a plan of distribution in accordance with Section 281(b) of the Delaware General Corporation Law. Section 278 provides that our existence will continue for at least three years after our expiration for the purpose of prosecuting and defending suits, whether civil, criminal or administrative, by or against us, and of enabling us gradually to settle and close our business, to dispose of and convey our property, to discharge our liabilities and to distribute to our stockholders any remaining assets, but not for the purpose of continuing the business for which we were organized. Our existence will continue automatically even beyond the three-year period for the purpose of completing the prosecution or defense of suits begun prior to the expiration of the three-year period, until such time as any judgments, orders or decrees resulting from such suits are fully executed. Section 281(b) will require us to pay or make reasonable provision for all then-existing claims and obligations, including all contingent, conditional, or unmatured contractual claims known to us, and to make such provision as will be reasonably likely to be sufficient to provide compensation for any then-pending claims and for claims that have not been made known to us or that have not arisen but that, based on facts known to us at the time, are likely to arise or to become known to us within 10 years after such date. Under Section 281(b), the plan of distribution must provide for all of such claims to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. If there are insufficient assets, the plan must provide that such claims and obligations be paid or provided for according to their priority and, among claims of equal priority, ratably to the extent of legally available assets. Any remaining assets will be available for distribution to our stockholders. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. As described below, we will seek to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, we cannot assure you of this fact as there is no guarantee that vendors, service providers and prospective target businesses will execute waiver agreements. Nor is there any guarantee that, even if they execute waiver agreements with us, they will not seek recourse against the trust account. A court could also conclude that waiver agreements are not legally enforceable. As a result, if we liquidate, the per-share distribution from the trust account could be less than $9.77 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest and the deferred underwriting discounts and commissions, plus any remaining net assets outside of the trust account (subject to our obligations under Delaware law to provide for claims of creditors as described below).

We anticipate notifying the trustee of the trust account to begin liquidating the assets in the trust account promptly after such date and anticipate it will take no more than 10 business days to effectuate such distribution. Our founders have waived their rights to participate in any liquidation distribution with respect to their founders' common stock. There will be no distribution from the trust account with respect to our warrants, which will expire worthless. We will pay the costs of liquidation from our remaining assets outside of the trust account. If such funds are insufficient, Kanders & Company and Ivy Capital Partners have agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses.

If we are unable to complete our initial business combination and expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share liquidation price would be approximately $9.77, or $0.23 less than the per-unit offering price of $10.00. The per share liquidation price includes $3.99 million in deferred underwriting discounts and commissions that would also be distributable to our public stockholders.

The proceeds deposited in the trust account could, however, become subject to the claims of our creditors (which could include vendors and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public stockholders. Kanders & Company and Ivy Capital Partners have agreed that they will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us in excess of the net proceeds of our initial public offering not held in the trust account but only if, and to the extent, that the claims would otherwise reduce the amount in the trust account payable to our public stockholders in the event of a liquidation, and only if such a vendor or prospective target business does not execute such a valid and enforceable waiver. We cannot assure you, however, that they would be able to satisfy those obligations. Accordingly, the actual per-share liquidation price could be less than $9.77, plus interest, due to claims of creditors. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public stockholders at least approximately $9.77 per share.

Our public stockholders will be entitled to receive funds from the trust account only in the event of the expiration of our corporate existence and our liquidation or if they seek to convert their respective shares into cash upon our initial business combination which the stockholder voted against and which is completed by us. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after October 3, 2009, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation sets forth certain requirements and restrictions relating to our initial public offering that apply to us until the consummation of a business combination. Specifically, our amended and restated certificate of incorporation provides, among other things, that:

- prior to the consummation of our initial business combination, we shall submit the proposed business combination to our public stockholders for approval regardless of whether the proposed business combination is of a type which normally would require stockholder approval under the Delaware General Corporation Law; in the event that a majority of the shares held by public stockholders present and entitled to vote at the meeting to approve our initial business combination are voted for the approval of the business combination and an amendment to our certificate of incorporation to provide for our perpetual existence is approved, we will consummate the business combination; provided that we will not consummate the business combination if the holders of 30% or more of the shares sold in our initial public offering vote against the business combination and exercise their conversion rights;

- in the event that our initial business combination is approved and is consummated, any public stockholder holding shares of common stock issued in our initial public offering who voted against the business combination may, contemporaneously with such vote, demand that we convert his, her or its shares into cash; if so demanded, the corporation shall, promptly after consummation of the business combination, convert such shares into cash;

- in the event that we do not consummate a business combination prior to October 3, 2009, all amounts in the trust account (including deferred underwriting discounts and commissions) plus any other net assets outside of the trust account not used for or reserved to pay obligations and claims or such other corporate expenses relating to or arising from our liquidation, shall be distributed on a pro rata basis to our public stockholders; only public stockholders shall be entitled to receive liquidating distributions and we will pay no liquidating distributions with respect to any other shares of capital stock;

- a public stockholder shall be entitled to receive distributions from the trust account only in the event of our liquidation or in the event he, she or it demands conversion in connection with a vote against our initial business combination; in no other circumstances shall a public stockholder have any right or interest of any kind in or to the trust account;

- unless and until we have consummated our initial business combination, we may not consummate any other business combination, whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination or transaction or otherwise;

- we will continue in existence only until October 3, 2009; if we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating; we will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of our initial business combination;

- we will consummate our initial business combination only if (i) our initial business combination is approved by a majority of the votes cast by our public shareholders at a duly held stockholders meeting, (ii) an amendment to our amended and restated certificate of incorporation to provide for our perpetual existence is approved by holders of a majority of our outstanding shares of common stock, and (iii) we have confirmed that we have sufficient cash resources to pay both (x) the consideration required to close our initial business combination, and (y) the cash due to public stockholders who vote against our initial business combination and who exercise their conversion rights; and

- the Board of Directors may not in any event issue any securities convertible into common stock, shares of common stock or preferred stock prior to our initial business combination that participates in or is otherwise entitled in any manner to any of the proceeds in the trust account or votes as a class with the common stock on our initial business combination.

We view these provisions, which are contained in Article Seventh of our amended and restated certificate of incorporation, as obligations to our stockholders and will not take any action to amend or waive these provisions.

Competition

In identifying, evaluating and selecting a target business for a business combination, we may encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore:

- our obligation to seek stockholder approval of our initial business combination or obtain necessary financial information may delay the completion of a transaction;

- our obligation to convert into cash up to 30% of our shares of common stock held by our public stockholders who vote against our initial business combination and exercise their conversion rights may reduce the resources available to us for our initial business combination;

- our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and

- the requirement to acquire an operating business that has a fair market value equal to at least 80% of the balance of the trust account at the time of the acquisition (excluding deferred underwriting discounts and commissions of $3.99 million) could require us to acquire the assets of several operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate our initial business combination.

Administrative Services Agreement

We have agreed to pay Kanders & Company, Inc., an affiliate of each of Warren B. Kanders, a member of our board of directors, Philip A. Baratelli, our Chief Financial Officer, and Gary M. Julien, our Vice President, Corporate Development, and Ivy Capital Partners, an affiliate of each of Robert W. Pangia, our Chief Executive Officer, Russell F. Warren M.D., the Chairman of our board of directors, and Russell F. Warren, Jr., a member of our board of directors, an aggregate monthly fee of $10,000 for office space, secretarial support and administrative and general services. This arrangement was agreed to by us for our benefit and is not intended to provide Messrs. Kanders, Baratelli, Julien, Pangia, Warren, M.D. or Warren, Jr. compensation in lieu of a salary or other remuneration. We believe such fees are at least as favorable as we could have obtained from an unaffiliated person. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Facilities

We currently maintain our executive offices at One Paragon Drive, Suite 125, Montvale, New Jersey 07645. The cost for this office is included in the aggregate $10,000 per-month fee described above that Ivy Capital Partners and

Kanders & Company, Inc. charge us for office space, secretarial support and administrative and general services. We believe, based on rents and fees for similar services in Montvale, New Jersey, that the fee charged by Ivy Capital Partners and Kanders & Company, Inc. is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

Employees

We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than they would prior to locating a suitable target business. We do not intend to have any full time employees prior to the consummation of our initial business combination.

Executive Officers of the Registrant

Pursuant to General Instruction G(3), the information regarding our executive officers called for by Item 401(b) of Regulation S-K is hereby included in Part I of this Annual Report on Form 10-K.

The executive officers of our Company as of March 14, 2008 are as follows:

Robert W. Pangia, 57, has served as our Chief Executive Officer since our inception. Mr. Pangia has 30 years of experience in the investment banking and private equity businesses with a particular emphasis on working with healthcare and technology companies. In February 2002, Mr. Pangia co-founded Ivy Capital Partners, the General Partner of Ivy Healthcare Capital L.P. and Ivy Healthcare Capital II L.P., to take advantage of a pipeline of investment opportunities in the orthopedic sector of the healthcare market. To date, Ivy Capital Partners has funded 17 portfolio companies in the healthcare market. From 1997 to February 2003, Mr. Pangia worked as a private merchant banker. From 1989 until 1996, Mr. Pangia worked at PaineWebber Incorporated, a wealth management services provider where he served as Executive Vice President and Director of Investment Banking. He also held a number of senior management positions including; Member of the Board of Directors of PaineWebber Incorporated, member of the firm's executive and operating committees and Chairman of the firm's equity commitment committee. From 1977 to 1986, Mr. Pangia worked as an investment banker for Kidder, Peabody & Co. Inc., and from 1986 to 1987, Mr. Pangia was a Managing Director in the investment banking division of Drexel Burnham Lambert. Mr. Pangia is currently serving as a director for an Ivy portfolio company: Gentis, Inc., a privately-held company that has developed a proprietary implant for restoring the normal function of a degenerated intervertebral disc. In addition, Mr. Pangia is currently a director of Biogen Idec Inc., a Nasdaq-listed biotechnology company, and McAfee, Inc., a New York Stock Exchange listed supplier of computer security solutions. Mr. Pangia was formerly a Director of Icos Corporation, a biotechnology company that was acquired by Eli Lilly and Company, Athena Neurosciences, a research-based pharmaceutical company, Ryan Beck Corporation, a financial services firm providing investment banking and equity research services to companies in a variety of industries, and Scandius BioMedical, Inc., a previous portfolio company of Ivy Healthcare Capital L.P. that was acquired by Covidien Ltd. on November 13, 2007. Mr. Pangia received an A.B. from Brown University and an M.B.A. with distinction from the Columbia University Graduate School of Business.

Philip A. Baratelli, 41, has served as our Chief Financial Officer since our inception. Since February 2007, Mr. Baratelli has served as Chief Financial Officer for Kanders & Company, Inc., a private investment firm principally owned and controlled by Mr. Warren B. Kanders that makes investments in and provides consulting services to public and private entities, and Clarus Corporation, a publicly-held company, formerly a provider of software solutions and currently seeking to redeploy its assets through the acquisition of a target business. From June 2001 to February 2007, Mr. Baratelli was the Corporate Controller and Treasurer of Armor Holdings, Inc., a manufacturer and supplier of military vehicles, armored vehicles and safety and survivability products and systems serving aerospace & defense, public safety, homeland security and commercial markets. From February 1998 to February 2001, Mr. Baratelli was employed by PricewaterhouseCoopers LLP in various positions ranging from Associate to Senior Associate. From 1991 to 1997, Mr. Baratelli worked for Barnett Banks, Inc. in various finance and credit analysis positions. Mr. Baratelli received a Bachelor of Science in Finance from Florida State University in 1989 and a Bachelor of Business Administration in accounting from the University of North Florida in 1995. Mr. Baratelli is a Certified Public Accountant.

Gary M. Julien, 39, has served as our Vice President, Corporate Development since our inception. Since January 2007, Mr. Julien has served as Vice President, Corporate Development for Kanders & Company and Clarus Corporation, where his primary responsibilities include sourcing, negotiating and consummating acquisitions, investments and related transactions. From January 2003 to December 2006, Mr. Julien was Vice President, Corporate Development for Armor Holdings, Inc. where he oversaw all mergers, acquisitions and divestitures for the company, executing 15 transactions during this period. From March 2002 through January 2003, Mr. Julien founded and was President of Sequent Capital Advisors, a financial advisory firm focused on secondary transactions in the private equity and venture capital market. From 1998 to March 2002, Mr. Julien was Director of Corporate Development for Global Crossing Ltd., a developer and owner of a global fiber optic telecommunications network, where he led and supported several mergers and acquisitions, joint ventures and minority investments. Mr. Julien began his career at Turner Broadcasting and worked at Bear Stearns in equity research while attending graduate business school. He received a B.S. from the Newhouse School of Communications at Syracuse University and an M.B.A. with honors from the Columbia University Graduate School of Business.

Available Information

Our Internet address is www.highlandscorp.com. We make available free of charge on or through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, and the proxy statement for our annual meeting of stockholders as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Forms 3, 4 and 5 filed with respect to our equity securities under section 16(a) of the Securities Exchange Act of 1934, as amended, are also available on our Internet website. All of the foregoing materials are located at the "Investor Relations" tab. The information found on our website shall not be deemed incorporated by reference by any general statement incorporating by reference this report into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

Materials we file with the Securities and Exchange Commission may be read and copied at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission's Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission at www.sec.gov. In addition, you may request a copy of any such materials, without charge, by submitting a written request to: Highlands Acquisition Corp., c/o the Secretary, One Paragon Drive, Suite 125, Montvale, New Jersey 07645.

Information on our Internet website does not constitute a part of this Annual Report on Form 10-K or any of our other filings with the Securities and Exchange Commission.

ITEM 1A. Risk Factors

RISK FACTORS

Recent turmoil across various sectors of the financial markets may negatively impact the Company's business, financial condition and/or operating results.

Recently, the various sectors of the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the disruption in credit markets and availability of credit and other financing, the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on our ability to obtain financing that may be necessary to effectively consummate our initial business combination, which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. In addition, reductions in interest rates resulting from actions by the Federal Reserve Board will result in reduced interest income to our Company, which may have an adverse effect on our business and financial condition.

Our independent registered public accountants have expressed substantial doubt as to our ability to continue as a going concern.

Pursuant to our amended and restated certificate of incorporation, we have until October 3, 2009 in which to complete a business combination. If we fail to consummate a business combination within the required time frame, our corporate existence will, in accordance with our amended and restated certificate of incorporation, cease except for the purposes of winding up our affairs and liquidating. The foregoing requirements are set forth in Articles Sixth and Seventh of our amended and restated certificate of incorporation and may not be eliminated except in connection with, and upon consummation of, a business combination. As a result of the foregoing factors, our independent registered public accounting firm, McGladrey & Pullen, LLP, indicated in their report on our 2008 financial statements, that there is substantial doubt about our ability to continue as a going concern.

We are a recently formed development stage company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a recently formed development stage company with limited operating results. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing a business combination with one or more target businesses. We have no plans, arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete a business combination. If we fail to complete a business combination, we will never generate any operating revenues.

We may not be able to consummate a business combination within the required time frame, in which case, we would be forced to liquidate our assets.

Pursuant to our amended and restated certificate of incorporation, we have until October 3, 2009 in which to complete a business combination. If we fail to consummate a business combination within the required time frame, our corporate existence will, in accordance with our amended and restated certificate of incorporation, cease except for the purposes of winding up our affairs and liquidating. The foregoing requirements are set forth in Articles Sixth and Seventh of our amended and restated certificate of incorporation and may not be eliminated except in connection with, and upon consummation of, a business combination. We may not be able to find suitable target businesses within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target may be reduced as we approach the deadline for the consummation of a business combination.

If we are forced to liquidate before a business combination and distribute the trust account, our public stockholders may receive less than $10.00 per share and our warrants will expire worthless.

If we are unable to complete a business combination within the required time frame and are forced to liquidate our assets, the per-share liquidation distribution will likely be less than $10.00 because of the expenses of our initial public offering, our general and administrative expenses and the anticipated costs of seeking a business combination. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless, if we liquidate before the completion of a business combination.

If we are unable to consummate a business combination, our public stockholders will be forced to wait the full 24 months before receiving liquidation distributions.

We have 24 months from October 3, 2007 in which to complete a business combination. We have no obligation to return funds to public stockholders prior to the expiration of such 24-month period unless we consummate a business combination prior thereto and only then in cases where public stockholders have sought conversion of their shares. Only after the expiration of this full time period will public stockholders be entitled to liquidation distributions if we are unable to complete a business combination. Accordingly, public stockholders funds may be unavailable to them until such date.

You will not be entitled to protections normally afforded to investors of blank check companies.

Since the net proceeds of our initial public offering are intended to be used to complete a business combination with a target business that has not been identified, we may be deemed to be a "blank check" company under the United States securities laws. However, since our securities are listed on the NYSE Alternext US, a national securities exchange, and we have net tangible assets in excess of $5.0 million because of the consummation of our initial public offering and have filed a Current Report on Form 8-K, including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors in blank check companies such as Rule 419. Accordingly, our stockholders will not be afforded the benefits or protections of those rules such as completely restricting the transferability of our securities, requiring us to complete a business combination within 18 months of the effective date of our initial registration statement and restricting the use of interest earned on the funds held in the trust account. Because we are not subject to Rule 419, our units were immediately tradable, we are entitled to withdraw a certain amount of interest earned on the funds held in the trust account prior to the completion of a business combination and we have a longer period of time to complete such a business combination than we would if we were subject to such rule.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination and because of our limited resources and structure, it may be more difficult for us to consummate a business combination.

In identifying, evaluating and selecting a target business for a business combination, we expect to encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups, venture capital funds, leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well-established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us which will give them a competitive advantage in pursuing the acquisition of certain target businesses. Furthermore:

- our obligation to seek stockholder approval of our initial business combination or obtain necessary financial information may delay the completion of a transaction;

- our obligation to convert into cash up to 30% minus one share of the shares of common stock held by our public stockholders who vote against the business combination and exercise their conversion rights may reduce the resources available to us for a business combination;

- our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and

- the requirement to acquire an operating business that has a fair market value equal to at least 80% of the balance of the trust account at the time of the acquisition (excluding deferred underwriting discounts and commissions) could require us to acquire the assets of several operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the business combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination and, because we are subject to competition from entities seeking to consummate a business plan similar to ours, we cannot assure you that we will be able to effectuate a business combination within the required time period.

If the net proceeds of our initial public offering not being held in the trust account plus the interest earned on the funds held in the trust account that may be available to us are insufficient to allow us to operate for at least 24 months after the date of our initial public offering, we may be unable to complete a business combination.

We believe that the funds available to us outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us, will be sufficient to allow us to operate for at least 24 months after the date of our initial public offering, assuming that a business combination is not consummated during that time. However, we cannot assure you that our estimates will be accurate. We could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a ''no-shop'' provision (a provision in letters of intent designed to keep target businesses from ''shopping'' around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit the funds whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we do not conduct an adequate due diligence investigation of a target business with which we combine, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

We must conduct a due diligence investigation of the target businesses we intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will reveal all material issues that may affect a particular target business, or that factors outside the control of the target business and outside of our control will not later arise. If our diligence fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our common stock. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

A decline in interest rates could limit the amount available to fund our search for a target business or businesses and complete a business combination since we will depend on interest earned on the trust account to fund our search, to pay our tax obligations and to complete our initial business combination.

Of the net proceeds of our initial public offering, only $500,000 has been made available to us initially outside the trust account to fund our working capital requirements. We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital of up to $2.1 million which we will need to identify one or more target businesses and to complete our initial business combination, as well as the funds required to pay any tax obligations that we may owe. While we are entitled to have released to us for such purposes certain interest earned on the funds in the trust account, a substantial decline in interest rates may result in our having insufficient funds available with which to structure, negotiate or close an initial business combination. In such event, we would need to borrow funds from our founders to operate or may be forced to liquidate. Our founders are under no obligation to advance funds in such circumstances.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders may be less than approximately $9.77 per share.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors and service providers (excluding our independent registered public accountants) we engage and prospective target businesses we negotiate with, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, there is no guarantee that they will execute waiver agreements. Furthermore, there is no guarantee that, even if an entity executes a waiver agreement with us, it will not seek recourse against the trust account. Nor is there any guarantee that a court would uphold the validity of a waiver agreement.

Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of our public stockholders and, as a result, the per-share liquidation price could be less than approximately $9.77 due to claims of creditors. If we liquidate before the completion of a business combination and distribute the proceeds held in the trust account to our public stockholders, Kanders & Company and Ivy Capital Partners have agreed that they will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if a vendor or prospective target business does not execute a valid and enforceable waiver. Because we will seek to have all vendors and prospective target businesses execute waiver agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, we believe the likelihood of Kanders & Company and Ivy Capital Partners having any such obligations is minimal. Notwithstanding the foregoing, we have reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise. However, we cannot assure you that they will be able to satisfy those obligations. Therefore, we cannot assure you that the per-share distribution from the trust account, if we liquidate, will not be less than approximately $9.77, plus interest, due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public stockholders at least approximately $9.77 per share.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we are unable to complete a business combination within the required time period, our corporate existence will cease except for the purposes of winding up our affairs and liquidating pursuant to Section 278 of the Delaware General Corporation Law, in which case we will as promptly as practicable thereafter adopt a plan of distribution in accordance with Section 281(b) of the Delaware General Corporation Law. Section 278 provides that our existence will continue for at least three years after its expiration for the purpose of prosecuting and defending suits, whether civil, criminal or administrative, by or against us, and of enabling us gradually to settle and close our business, to dispose of and convey our property, to discharge our liabilities and to distribute to our stockholders any remaining assets, but not for the purpose of continuing the business for which we were organized. Our existence will continue automatically even beyond the three-year period for the purpose of completing the prosecution or defense of suits begun prior to the expiration of the three-year period, until such time as any judgments, orders or decrees resulting from such suits are fully executed. Section 281(b) will require us to pay or make reasonable provision for all then-existing claims and obligations, including all contingent, conditional, or unmatured contractual claims known to us, and to make provisions as will be reasonably likely to be sufficient to provide compensation for any then-pending claims and for claims that have not been made known to us or that have not arisen but that, based on facts known to us at the time, are likely to arise or to become known to us within 10 years after the date of dissolution. Accordingly, we would be required to provide for any creditors known to us at that time or those that we believe could be potentially brought against us within the subsequent 10 years prior to distributing the funds held in the trust to stockholders. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors that we engage after the consummation of our initial public offering (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. We intend to have all vendors that we engage after the consummation of our initial public offering and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. Accordingly, we believe the claims that could be made against us should be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. However, we cannot assure you that we will properly assess all claims that may be potentially brought against us. As a result, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after 24 months from October 3, 2007, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

An effective registration statement may not be in place when a warrant holder desires to exercise warrants, thus precluding such warrant holder from being able to exercise warrants and causing the warrants to expire worthless.

No warrant will be exercisable and we will not be obligated to issue shares of common stock unless, at the time a holder seeks to exercise a warrant, we have a registration statement under the Securities Act in effect covering the shares of common stock issuable upon the exercise of the warrants and a current prospectus relating to the common stock. Under the terms of the warrant agreement, we have agreed to use our best efforts to have a registration statement in effect covering shares of common stock issuable upon exercise of the warrants as of the date the warrants become exercisable and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. We will not be required to net cash settle the warrants if we do not maintain a current prospectus. In such event, the warrants held by public stockholders may have no value, the market for such warrants may be limited, such warrants may expire worthless and, as a result, an investor may have paid the full unit price solely for the shares of common stock included in the units.

A warrant holder will only be able to exercise a warrant if the issuance of common stock upon the exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless the common stock issuable upon an exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. At the time that the warrants become exercisable, we expect to continue to be listed on a national securities exchange, which would provide an exemption from registration in every state. Accordingly, we believe holders in every state will be able to exercise their warrants as long as our prospectus relating to the common stock issuable upon exercise of the warrants is current. However, we cannot assure you of this fact. If the common stock issuable upon exercise of the warrant is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may be deprived of any value, the market for the warrants may be limited and they may expire worthless if they cannot be sold.

We have been advised that certain provisions contained in our amended and restated certificate of incorporation may not be enforceable under Delaware law. This could reduce or eliminate the protection afforded to our stockholders by such provisions.

Our amended and restated certificate of incorporation contains certain requirements and restrictions that will apply to us until the consummation of our initial business combination. Specifically, our amended and restated certificate of incorporation provides, among other things, that:

- prior to the consummation of any business combination, we shall submit the business combination to our public stockholders for approval regardless of whether the business combination is of a type which normally would require stockholder approval under the Delaware General Corporation Law; in the event that a majority of the shares held by public stockholders present and entitled to vote at the meeting to approve the business combination are voted for the approval of the business combination and an amendment to our certificate of incorporation to provide for our perpetual existence is approved we will consummate the business combination; provided that we will not consummate any business combination if the holders of 30% or more of the shares sold in our initial public offering vote against the business combination and exercise their conversion rights;

- upon consummation of our initial public offering, we delivered, or cause to be delivered, for deposit into the trust account $134,830,000, comprised of (i) $131,580,000 of the net proceeds, including $3,990,000 in deferred underwriting discounts and commissions, and (ii) $3,250,000 of the proceeds from our issuance and sale in a private placement of 3,250,000 sponsors' warrants issued to certain of our officers and directors or affiliates of our officers and directors;

- in the event that a business combination is approved and is consummated, any public stockholder holding shares of common stock issued in our initial public offering who voted against the business combination may, contemporaneously with such vote, demand that we convert his, her or its shares into cash; if so demanded, we shall, promptly after consummation of the business combination, convert such shares into cash;

- in the event that we do not consummate a business combination within the required time period, all amounts in the trust account (including deferred underwriting discounts and commissions) plus any other net assets outside of the trust account not used for or reserved to pay obligations and claims or other corporate expenses relating to or arising from our liquidation, shall be distributed on a pro rata basis to our public stockholders; only public stockholders shall be entitled to receive liquidating distributions and we will pay no liquidating distributions with respect to any other shares of capital stock;

- a public stockholder shall be entitled to receive distributions from the trust account only in the event of our liquidation or in the event he, she or it demands conversion in connection with a vote against a business combination; in no other circumstances shall a public stockholder have any right or interest of any kind in or to the trust account;

- unless and until we have consummated an initial business combination, we may not consummate any other business combination, whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination or transaction or otherwise;

- we will continue in existence only until October 3, 2009; if we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating; we will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of our initial business combination;

- we will consummate our initial business combination only if (i) the initial business combination is approved by a majority of votes cast by our public shareholders at a duly held stockholders meeting, (ii) an amendment to our amended and restated certificate of incorporation to provide for our perpetual existence is approved by holders of a majority of our outstanding shares of common stock, and (iii) we have confirmed that we have sufficient cash resources to pay both (x) the consideration required to close our initial business combination, and (y) the cash due to public stockholders who vote against the business combination and who exercise their conversion rights; and

- our Board of Directors may not in any event issue any securities convertible into common stock, shares of common stock or preferred stock prior to an initial business combination that participates in or is otherwise entitled in any manner to any of the proceeds in the trust account or votes as a class with the common stock on an initial business combination.

Our amended and restated certificate of incorporation provides that until the consummation of our initial business combination, the above requirements and restrictions will not be amended. We have been advised that such provisions limiting our ability to amend our certificate of incorporation may not be enforceable under Delaware law.

Accordingly, if an amendment were proposed and approved, it could reduce or eliminate the protection afforded to our public stockholders by these requirements and restrictions. However, we view these provisions as obligations to our stockholders and have agreed not to take any action to amend or waive these provisions.

Since we have not yet selected a particular industry or target business with which to complete a business combination, you will be unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

Although we intend to focus our search for target businesses in the healthcare industry, we may consummate a business combination with a company in any industry and are not limited to any particular type of business. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the target business which we may ultimately acquire. If we complete a business combination with an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. Even if we properly assess those risks, some of them may be outside of our control or ability to affect. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable to our stockholders than a direct investment, if an opportunity were available, in a target business.

Your only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the business combination submitted to our stockholders for approval.

Your only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the business combination submitted to our stockholders for approval. In addition, a proposal that you vote against could still be approved if a sufficient number of public stockholders vote for the proposed business combination. Alternatively, a proposal that you vote for could still be rejected if a sufficient number of public stockholders vote against the proposed business combination.

We may not seek an opinion from an unaffiliated third party as to the fair market value of the target business we acquire or that the price we are paying for the business is fair to our stockholders from a financial point of view.

We may not seek an opinion from an unaffiliated third party that the target business we select has a fair market value in excess of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions). We are only required to obtain an opinion if (i) our Board of Directors is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion or (ii) we are acquiring a target business that is an affiliate of a member of our management team. We are also not required to obtain an opinion from an unaffiliated third party indicating that the price we are paying is fair to our stockholders from a financial point of view unless the target is affiliated with our officers, directors, founders or their affiliates. If no opinion is obtained, our stockholders will be relying on the judgment of our Board of Directors.

We may issue shares of our capital stock or debt securities to complete a business combination. Issuance of our capital stock would reduce the equity interest of our stockholders and may cause a change in control of our ownership, while the issuance of debt securities may have a significant impact on our ability to utilize our available cash.

Our amended and restated certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value \$.0001 per share, and 1,000,000 shares of preferred stock, par value \$.0001 per share. There are 12,250,000 authorized but unissued shares of our common stock available for issuance (after appropriate reservation for the issuance of the shares upon full exercise of our outstanding warrants, including the founders' warrants and sponsors' warrants but without taking into account the 1,000,000 co-investment units) and all of the 1,000,000 shares of preferred stock available for issuance. We may issue a substantial number of additional shares of our common or preferred stock, or a combination of common and preferred stock, to complete a business combination. The issuance of additional shares of our common stock or any number of shares of our preferred stock:

- may significantly reduce the equity interest of our stockholders;

- may subordinate the rights of holders of common stock if we issue preferred stock with rights senior to those afforded to our common stock;

- may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

- may, in certain circumstances, have the effect of delaying or preventing a change of control of us; and

- may adversely affect prevailing market prices for our common stock.

Similarly, if we issue debt securities, it could result in:

- default and foreclosure on our assets if our operating revenues after a business combination are insufficient to repay our debt obligations;

- acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

- our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

- our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

The value of your investment in us may decline if any of these events occur.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business combination for any number of reasons including those beyond our control, such as that public stockholders owning 30% or more of our shares vote against the business combination and opt to have us convert their shares for a pro rata share of the trust account even if a majority of our stockholders approve the business combination. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Our ability to successfully effect a business combination will be totally dependent upon the efforts and time commitments of our management team, and our ability to be successful after a business combination may be dependent upon the efforts of our management team and key personnel who may join us following a business combination.

Our ability to successfully effect a business combination is dependent upon the efforts of our management team. We believe that our success depends on the continued service and time commitments of these individuals, at least until we have consummated a business combination. We cannot assure you that these individuals will remain with, or devote sufficient time to, us for the immediate or foreseeable future. In addition, these individuals are engaged in, or anticipate, in the future, becoming engaged in, several other business endeavors and none of them is required to commit any specified amount of time to our affairs. If the other business endeavors of these individuals require them to devote substantial amounts of time, it could limit their ability to devote time to our affairs, including the time necessary to identify potential business combinations and monitor the related due diligence, and could have a negative impact on our ability to consummate a business combination. We cannot assure you that any conflicts of interest that these individuals may have in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence, will be resolved in our favor. We do not have employment agreements with, or key-man insurance on the life of, any of our officers. The unexpected loss of the services of one or more members of our management team could have a detrimental effect on us.

The role of our management team and key personnel from the target business cannot presently be ascertained. Although some of our management team may remain with the target business in senior management or advisory positions following a business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Our key personnel may negotiate employment or consulting agreements in connection with a particular business combination. These agreements may provide for them to receive compensation following a business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel will be able to remain with the company after the consummation of a business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business. However, we believe the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination.

Some of our officers and directors are now, and our other officers and directors may in the future become, affiliated with entities engaged in business activities similar to those conducted by us and accordingly, have or may have fiduciary or other obligations to these other entities which could create conflicts of interest, including in determining to which entity a particular business opportunity should be presented.

Some of our officers and directors are currently affiliated with entities engaged in business activities similar to those intended to be conducted by us, including Clarus Corporation, a publicly traded company with no current operating business, net operating loss carryforwards of approximately $225 million and approximately $86 million of cash and cash equivalents. Additionally, our officers and directors may in the future become affiliated with entities, including, among others, "blank check" companies, public companies, hedge funds, private equity funds, venture capital funds and other investment vehicles and capital pools, which may be engaged in business activities similar to those conducted by us. In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, our officers and directors have agreed, pursuant to agreements with us and Citigroup Global Markets Inc., that they will not organize or become involved in any other blank check company with a focus on acquiring a target business in the healthcare industry until we consummate our initial business combination. Notwithstanding the foregoing, our officers and directors are not restricted from (i) investing in, or acquiring, directly or indirectly, the securities of any company listed on a national securities exchange (including, without limitation, NASDAQ), even if such company is engaged in the healthcare industry, (ii) organizing, promoting or becoming involved with blank check companies that do not have a focus of acquiring a target business in the healthcare industry or (iii) organizing, promoting or becoming involved with other investment vehicles having a business plan of acquiring a healthcare business with which they do not have a pre-existing disclosed relationship. Accordingly, there may be circumstances where a potential target business may be presented to another entity prior to its presentation to us, which could have a negative impact on our ability to successfully consummate a business combination.

The obligation of our officers and directors to present a business opportunity to us which may be reasonably required to be presented to us under Delaware law is limited and may be subject to pre-existing fiduciary or other

obligations that our officers and directors may owe to other companies. Consequently, we cannot assure you that our officers and directors will ever present a business combination opportunity to us.

In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and non-independent directors have agreed, until the earliest of our consummation of a business combination, our liquidation or until such time as he ceases to be a director or officer, to present to us for our consideration, prior to presentation to any other person or entity, any business opportunity to acquire a privately held operating business, if, and only if (i) the target entity has a fair market value between 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) and $500 million, the target entity's principal business operations are in the healthcare industry and the opportunity is to acquire substantially all of the assets or 50.1% or greater of the voting securities of the target entity or (ii) the target entity's principal business operations are outside of the healthcare industry and the opportunity to acquire such target entity is presented by a third party to one of our officers or non-independent directors expressly for consideration by us. With respect to all business opportunities, including those described in clause (i), but excluding those described in clause (ii) above, the obligation of our officers and non-independent directors to present a business opportunity to us which may be reasonably required to be presented to us under Delaware law is subject to any pre-existing fiduciary or other obligations that the officer or non-independent director may owe to another entity. Our Board of Directors has adopted resolutions renouncing any interest in or expectancy to be presented any business opportunity outside of those described in clauses (i) and (ii) above (as qualified by the immediately preceding sentence) that comes to the attention of any of our officers or non-independent directors. Neither this agreement by our officers and non-independent directors nor the resolutions may be amended or rescinded in any way except upon prior approval by the holders of a majority of our outstanding shares of common stock.

Certain of our officers and non-independent directors are executive officers and/or directors of other companies. As a result, with respect to all business opportunities, including those described in clause (i), but excluding those described in clause (ii) above, the obligation of our officers and non-independent directors to present a business opportunity to us which may be reasonably required to be presented to us under Delaware law is subject to the pre-existing fiduciary or other obligations that our officers and non-independent directors may owe to such other companies. Consequently, we cannot assure you that our officers and non-independent directors will ever present a business combination opportunity to us.

In addition, although we do not expect our independent directors to present business opportunities to us, they may become aware of business opportunities that may be appropriate for presentation to us. In such instances they may determine to present these business opportunities to other entities with which they are or may be affiliated, in addition to, or instead of, presenting them to us.

The founders have waived their rights to participate in liquidation distributions with respect to the founders' common stock and founders' warrants and sponsors' warrants and, therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for a business combination.

The founders have waived their right to receive distributions with respect to the founders' common stock upon our liquidation if we are unable to consummate a business combination. Accordingly, the founders' common stock and founders' warrants, as well as the sponsors' warrants, and any other warrants purchased by our officers or directors will be worthless if we do not consummate a business combination. The personal and financial interests of our directors and officers who own founders' common stock or warrants (or are affiliated with owners of these securities) may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors' and officers' discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders' best interest.

The NYSE Alternext US may delist our securities from quotation on its exchange which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are listed on the NYSE Alternext US, a national securities exchange, however we cannot assure you that our securities will continue to be listed on the NYSE Alternext US in the future prior to a business combination. Additionally, in connection with our business combination, it is likely that the NYSE Alternext US will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the NYSE Alternext US delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;
- a reduced liquidity with respect to our securities;
- a determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;
- a limited amount of news and analyst coverage for our company; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

We may only be able to complete one business combination with the proceeds of our initial public offering and the private placement of the sponsors' warrants, which will cause us to be solely dependent on a single business which may have a limited number of products or services.

Our business combination must be with one or more target businesses having an aggregate fair market value of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) at the time of such acquisition. However, we may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By consummating a business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

- solely dependent upon the performance of a single business, or
- dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination.

Alternatively, if we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of the sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We will likely seek to effect our initial business combination with one or more privately-held companies, which may present certain challenges to us including the lack of available information about these companies.

In pursuing our acquisition strategy, we will likely seek to effect our initial business combination with one or more privately-held companies. By definition, very little public information exists about these companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information.

The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

When we seek stockholder approval of any business combination, we will offer each public stockholder (but not our founders or Mr. Kanders with respect to the shares of common stock underlying the 500,000 units his affiliate purchased in our initial public offering) the right to have his, her or its shares of common stock converted to cash if the stockholder votes against the business combination and the business combination is approved and completed. A public stockholder must both vote against the business combination and then exercise his, her or its conversion rights to receive a pro rata portion of the aggregate amount then on deposit in the trust account. Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many stockholders may exercise such conversion rights, we may either need to reserve part of the trust account for possible payment upon conversion, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of public stockholders exercise their conversion rights than we expect. Since we have no specific business combination under consideration, we have not taken any steps to secure third party financing. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.

We may proceed with a business combination even if public stockholders owning 4,139,999 of the shares sold in our initial public offering exercise their conversion rights. This requirement may make it easier for us to have a business combination approved over stockholder dissent.

We may proceed with a business combination as long as public stockholders owning less than 30% of the shares sold in our initial public offering both vote against the business combination and exercise their conversion rights. Accordingly, public stockholders holding up to 4,139,999 shares of our common stock may both vote against the business combination and exercise their conversion rights and we could still consummate a proposed business combination. We have set the conversion percentage at 30% in order to reduce the likelihood that a small group of stockholders holding a block of our stock will be able to stop us from completing a business combination that is otherwise approved by a large majority of our public stockholders. However, this may have the effect of making it easier for us to have a business combination approved over a stockholder dissent. While there are a few other offerings similar to ours which include conversion provisions greater than 20%, the 20% threshold is common for offerings similar to ours. Because we permit a larger number of stockholders to exercise their conversion rights, it will reduce the requirement to consummate an initial business combination with a target business which you may vote against, making it easier for us to have a business combination approved over stockholder dissent, and you may not receive the full amount of your original investment upon exercise of your conversion rights.

Our business combination may require us to use substantially all of our cash to pay the purchase price. In such a case, because we will not know how many stockholders may exercise such conversion rights, we may need to arrange third party financing to help fund our business combination in case a larger percentage of stockholders exercise their conversion rights than we expect. Additionally, even if our business combination does not require us to use substantially all of our cash to pay the purchase price, if a significant number of stockholders exercise their conversion rights, we will have less cash available to use in furthering our business plans following a business combination and may need to arrange third party financing. We have not taken any steps to secure third party financing for either situation. We cannot assure you that we will be able to obtain such third party financing on terms favorable to us or at all.

Our founders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

Our founders (including all of our officers and directors) collectively own approximately 22.7% of our issued and outstanding shares of common stock. None of our founders, officers, directors or their affiliates has indicated any intention to purchase additional units or shares of common stock from persons in the open market or in private transactions. However, if a significant number of stockholders vote, or indicate an intention to vote, against a proposed business combination, our founders, officers, directors or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote. In addition, Kanders & Company and Robert W. Pangia, Ivy Healthcare Capital II, L.P., Dennis O'Dowd, Virgilio Rene Veloso and Fieldpoint Capital LLC, (collectively referred to as the "Ivy Affiliates") have agreed to purchase 1,000,000 units from us in a private placement that will occur immediately prior to the consummation of our initial business combination. The holders of these units may vote the shares of common stock included therein in any manner they choose (except they have agreed to vote such shares in favor of our initial business combination in connection with a vote on our proposed initial business combination). Accordingly, they may be able to effectively influence the outcome of all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions other than approval of our initial business combination.

Warren B. Kanders, Russell F. Warren, Jr., two members of our Board of Directors, and our founders have entered into a stockholders agreement that will continue to be in effect for a period of three years after our initial business combination. If a party to the agreement or an affiliate thereof is nominated to serve as a director, all of the parties to the agreement have agreed to vote in favor of the nominee. Since the parties to the agreement currently hold or have voting control over approximately 23% of our outstanding common stock, and will be purchasing the co-investment units, these parties will have significant influence in electing our directors.

Our Board of Directors is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. If there is an annual meeting of our stockholders to elect new directors prior to the consummation of a business combination, as a consequence of our "staggered" Board of Directors, only a minority of the Board of Directors will be considered for election and our founders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our founders will continue to exert control at least until the consummation of a business combination.

Our outstanding warrants may have an adverse effect on the market price of our common stock and make it more difficult to effect a business combination.

We have issued warrants to purchase 13,800,000 shares of common stock as part of the units sold in our initial public offering. We also have sold the founders' warrants as part of the founders' units to purchase 3,450,000 shares of common stock, the sponsors' warrants to purchase 3,250,000 shares of common stock and may sell 1,000,000 co-investment units, which include 1,000,000 co-investment warrants to purchase 1,000,000 shares of common stock. To the extent we issue shares of common stock to effect a business combination, the potential for the issuance of a substantial number of additional shares upon exercise of these warrants could make us a less attractive acquisition vehicle in the eyes of a target business. These warrants, when exercised, will increase the number of issued and outstanding shares of our common stock and reduce the value of the shares issued to complete the business combination. Accordingly, our warrants may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business. Additionally, the sale, or even the possibility of a sale, of the shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience a substantial dilution of your holdings.

If our founders or the purchasers of the sponsors' warrants or co-investment units exercise their registration rights, it may have an adverse effect on the market price of our common stock and the existence of these rights may make it more difficult to effect a business combination.

Our founders are entitled to demand that we register the resale of the founders' common stock and warrants at any time commencing 30 days after we consummate a business combination. Additionally, purchasers of the sponsors' warrants are entitled to demand that we register the resale of their warrants and underlying shares of common stock at any time commencing 30 days after we consummate a business combination. The purchasers of the co-investment units are entitled to demand that we register the resale of their co-investment units and underlying securities at any time commencing 30 days after we consummate a business combination. We will bear the cost of registering these securities. If such individuals exercise their registration rights with respect to all of their securities, then there will be an additional 4,450,000 shares of common stock and 7,700,000 warrants (as well as 7,700,000 shares of common stock underlying the warrants) eligible for trading in the public market. The presence of these additional securities trading in the public market may have an adverse effect on the market price of our common stock. In addition, the existence of these rights may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business, as the stockholders of the target business may be discouraged from entering into a business combination with us or will request a higher price for their securities because of the potential negative effect the exercise of such rights may have on the trading market for our common stock.

If we effect a business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our operations.

We may effect a business combination with a company located outside of the United States. If we did, we would be subject to any special considerations or risks associated with companies operating in the target business' home jurisdiction, including any of the following:

- rules and regulations or currency conversion or corporate withholding taxes on individuals;
- tariffs and trade barriers;
- regulations related to customs and import/export matters;
- longer payment cycles;
- tax issues, such as tax law changes and variations in tax laws as compared to the United States;
- currency fluctuations and exchange controls;
- challenges in collecting accounts receivable;
- cultural and language differences;
- employment regulations;
- crime, strikes, riots, civil disturbances, terrorist attacks and wars; and
- deterioration of political relations with the United States.

We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

If we effect a business combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights.

If we effect a business combination with a company located outside of the United States, the laws of the country in which such company operates will govern almost all of the material agreements relating to its operations. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Additionally, if we acquire a company located outside of the United States, it is likely that substantially all of our assets would be located outside of the United States and some of our officers and directors might reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.

A company that, among other things, is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, trading or holding certain types of securities would be deemed an investment company under the Investment Company Act of 1940. Since we will invest the proceeds held in the trust account, it is possible that we could be deemed an investment company. Notwithstanding the foregoing, we do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940. To this end, the proceeds held in trust may be invested by the trustee only in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. By restricting the investment of the proceeds to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940.

If we are nevertheless deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including:

- restrictions on the nature of our investments; and
- restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

- registration as an investment company;
- adoption of a specific form of corporate structure; and
- reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

Because we must furnish our stockholders with target business financial statements, we may not be able to complete a business combination with some prospective target businesses.

We will provide stockholders with audited financial statements of the prospective target business as part of the proxy solicitation materials sent to stockholders to assist them in assessing the target business. In all likelihood, these financial statements will need to be prepared in accordance with United States generally accepted accounting principles. We cannot assure you that any particular target business identified by us as a potential acquisition candidate will have financial statements prepared in accordance with United States generally accepted accounting principles or that the potential target business will be able to prepare its financial statements in accordance with United States generally accepted accounting principles. To the extent that this requirement cannot be met, we may not be able to acquire the proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may combine.

Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls and requires that we have such system of internal controls audited beginning with this report. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or stockholder litigation. Any inability to provide reliable financial reports could harm our business. Section 404 of the Sarbanes-Oxley Act also requires that our independent registered public accounting firm report on management's evaluation of our system of internal controls. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risks Related to the Healthcare Industry

Business combinations with companies with operations in the healthcare industry entail special considerations and risks. If we are successful in completing a business combination with a target business with operations in the healthcare industry, we will be subject to, and possibly adversely affected by, the following risks:

The healthcare industry's highly competitive market and our inability to compete effectively could adversely affect our business prospects and results of operations.

Our target businesses may operate in highly competitive markets against both large and small companies. Our target business may not be able to offer products similar to, or more desirable than, those of our competitors or at a price comparable to that of our competitors. Compared to our target business, many of the competitors may have:

- greater financial and other resources;
- more widely accepted products;
- a larger number of endorsements from healthcare professionals;
- a larger product portfolio;
- superior ability to maintain new product flow;
- greater research and development and technical capabilities;
- patent portfolios that may present an obstacle to the conduct of our business;
- stronger name recognition;
- larger sales and distribution networks; and
- international manufacturing facilities that enable them to avoid the transportation costs and foreign import duties associated with shipping our products manufactured in the United States to international customers.

Accordingly, we may be at a competitive disadvantage with respect to our competitors. These factors may materially impair our ability to develop and sell our products following our business combination.

If our target business cannot develop or license new products or product enhancements or find new applications for existing products, we will not remain competitive.

Companies operating in the healthcare market must continually develop innovative new products before the competition renders those products obsolete. Our success and our ability to increase revenues following a business combination will depend, in part, on our ability to develop, license, acquire and distribute new and innovative products, enhance our existing products with new technology and find new applications for our existing products. However, we may not be successful in developing or introducing new products, enhancing existing products or finding new applications for our existing products. We also may not be successful in manufacturing, marketing and distributing products in a cost-effective manner, establishing relationships with marketing partners, obtaining coverage and satisfactory reimbursement for our future products or product enhancements or obtaining required regulatory clearances and approvals in a timely fashion or at all. If we fail to keep pace with continued new product innovation or enhancement or fail to successfully commercialize our new or enhanced products, our competitive position, financial condition and results of operations could be materially and adversely affected.

In addition, if any of our new or enhanced products contain undetected errors or defects, especially when first introduced, or if new applications that we develop for existing products do not work as planned, our ability to market these and other products could be substantially delayed, and we could ultimately become subject to product liability litigation, resulting in lost revenues, potential damage to our reputation and/or delays in regulatory clearance. In addition, obtaining approval and acceptance of our products by physicians, physical therapists and other professionals that recommend and prescribe our products could be adversely affected.

Sales revenue may decline if third-party distributors and independent sales representatives do not dedicate a sufficient level of marketing energy and focus to the products produced by our target business.

Companies in the healthcare industry often utilize third-party distributors and independent sales representatives to distribute product. These third-party distributors and independent sales representatives maintain the relationships with the hospitals, doctors, and other healthcare professionals that purchase, use and recommend the use of products and services. Some of the independent sales representatives that sell our target business' product may also sell our competitors' products. These sales representatives may not dedicate the necessary effort to market and sell our products. If we fail to attract and retain third-party distributors and skilled independent sales representatives or fail to adequately train and monitor the efforts of the third-party distributors and sales representatives that market and sell our products, or if our existing third-party distributors and independent sales representatives choose not to carry our products, our results of operations and future growth could be adversely affected.

If we are required to obtain governmental approval of our products, the production of our products could be delayed and we could be required to engage in a lengthy and expensive approval process that may not ultimately be successful.

Unanticipated problems may arise in connection with the development of new products or technologies, and many such efforts may ultimately be unsuccessful. In addition, the testing or marketing of products may require obtaining government approvals, which may be a lengthy and expensive process with an uncertain outcome. Delays in commercializing products may result in the need to seek additional capital, potentially diluting the interests of investors. These various factors may result in abrupt advances and declines in the price of our securities and, in some cases, may have a broad effect on the prices of securities of companies in the healthcare industry generally.

Healthcare reform, managed care and buying groups have exerted downward pressure on the prices of healthcare products and services.

Healthcare reform and the healthcare industry's response to rising costs have resulted in a significant expansion of managed care organizations and buying groups. This growth of managed care and the advent of buying groups in the United States has caused a shift toward coverage and payments based on more cost-effective treatment alternatives. Buying groups enter into preferred supplier arrangements with one or more manufacturers of medical products in return for price discounts to members of these buying groups. Our target business' failure to obtain new preferred supplier commitments from major group purchasing organizations or its failure to retain existing preferred supplier commitments could adversely affect the company's sales and profitability.

Healthcare products are subject to recalls even after receiving FDA or foreign regulatory clearance or approval.

Products and therapeutics are subject to ongoing reporting regulations that require companies to report to the FDA or similar governmental authorities in other countries if a product causes, or contributes to, death or serious injury, or if it malfunctions and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require a company to recall its product in the event of material deficiencies or defects. In addition, companies with a defective product may voluntarily recall their product even in the absence of government intervention. Any recall would divert managerial and financial resources and could harm our target business' reputation with its customers and with the healthcare professionals that use, prescribe and recommend our products. Our target business could have product recalls that result in significant costs to us in the future, and such recalls could have a material adverse effect on our business.

Companies who lose patent protection or inadvertently reveal trade secrets may lose market share to competitors and may not be able to operate profitably.

Companies in the healthcare industry rely upon a combination of patents, trade secrets, copyrights, trademarks, license agreements and contractual provisions to establish and protect the intellectual property rights in their products and the processes for the development, manufacture and marketing of their products. If non-patented trade secrets are revealed to the public, our competitors could utilize the information to create their own products that incorporate our target business' intellectual property. In addition, our target business' patents could be circumvented, invalidated or declared unenforceable. Any proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. We could also incur substantial costs in any such proceedings. In addition, our target business may hold patent and other intellectual property licenses from third parties for some of our business' products and on technologies that are necessary in the design and manufacture of some of our business' products. The loss of such licenses could prevent us from manufacturing, marketing and selling these products, which could have a material adverse effect on our business.

Patent litigation may affect a healthcare company's operational and financial results even if the company ultimately prevails.

Litigation involving patents and other intellectual property rights is common in the healthcare industry, and healthcare companies have used intellectual property litigation in an attempt to gain a competitive advantage. Our target business may become a party to lawsuits involving patents or other intellectual property. Such litigation is costly and time consuming. If our target business loses any of these proceedings, a court or a similar foreign governing body could invalidate or render unenforceable our owned or licensed patents, require us to pay significant damages, seek licenses and/or pay ongoing royalties to third parties, require us to redesign our products, or prevent us from manufacturing, using or selling our products, any of which would have a material adverse effect on our business and results of operations and financial condition.

Our target business may expand into new markets through the development of new products and our expansion may not be successful.

Our target business may attempt to expand into new markets through the development of new product applications based on the company's existing specialized technology and design capabilities. These efforts could require it to make substantial investments, including significant research, development, engineering and capital expenditures for new, expanded or improved manufacturing facilities which would divert resources from other aspects of its business. Expansion into new markets may be costly and may not result in any benefit to our target business. Specific risks in connection with expanding into new markets include the failure of customers in new markets to accept our products and price competition in new markets. Such expansion efforts into new markets could be unsuccessful.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

Many healthcare companies are consolidating to create larger companies. As the healthcare industry consolidates, competition to provide products and services to industry participants will become more intense. In addition, many of our potential target business' customers are also consolidating, and these customers and other industry participants may try to use their purchasing power to negotiate price concessions or reductions for the products that our target business manufactures and markets. If our target business is forced to reduce its prices because of consolidation in the healthcare industry, the company's revenues could decrease, and its business, financial condition and results of operations could be adversely affected.

Companies in the healthcare industry are often subject to environmental and health and safety requirements, and may be liable for contamination or other harm caused by hazardous materials that they use.

Companies in the healthcare industry often utilize hazardous materials to manufacture their products. These materials are subject to federal, state, local and foreign environmental requirements, including regulations governing the use, manufacture, handling, storage and disposal of hazardous materials and related occupational health and safety regulations. Our target business could incur liability as a result of any contamination or injury and could also be held responsible for costs relating to any contamination of its facilities and third-party waste disposal sites. Our target business could incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a material adverse effect on our financial condition. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our target company's business or third party sites might require it to make additional expenditures, which could be material.

Changes in government regulation of health insurance could negatively affect our business prospects.

Several states have recently enacted or are considering legislative initiatives intended to provide healthcare insurance for all individuals. Similarly, members of the federal government and major political parties have announced an intention to make healthcare insurance reform a part of their respective platforms. It is too early to understand the specific provisions that are being proposed or assess the likelihood that they will be enacted. Nonetheless, there may be legislative or regulatory changes at the state or federal level that could negatively affect (i) our ability to make an acquisition or (ii) after an acquisition, the business prospects of such an acquisition. If we are unable to comply with governmental regulations affecting the healthcare industry, it could negatively affect our operations.

There is extensive government regulation of certain healthcare businesses as well as various proposals at the federal government level to reform the healthcare system. Changes to the existing regulatory framework and/or implementation of various reform initiatives could adversely affect certain sections of the healthcare industry or the healthcare industry as a whole. If we are unable to adhere to these requirements, it could result in the imposition of penalties and fines against us, and could also result in the imposition of restrictions on our business and operations. Furthermore, the costs of compliance also could have a material adverse effect on our profitability and operations.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

We currently maintain our executive offices at One Paragon Drive, Suite 125, Montvale, New Jersey 07645. The cost for this office is included in the aggregate $10,000 per-month fee described above that Ivy Capital Partners and Kanders & Company, Inc. charge us for office space, secretarial support and administrative and general services. We believe, based on rents and fees for similar services in Montvale, New Jersey, that the fee charged by Ivy Capital Partners and Kanders & Company, Inc. is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

ITEM 3. Legal Proceedings

There are no material legal proceedings pending nor, to our knowledge, threatened against us.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2008.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our equity securities trade on the NYSE Alternext US (f/k/a the American Stock Exchange). Each of our units consists of one share of common stock and one warrant and trades on the NYSE Alternext US under the symbol "HIA.U." On October 17, 2007, the warrants and common stock underlying our units began to trade separately on the NYSE Alternext US under the symbols "HIA.WS" and "HIA," respectively. Each warrant entitles the holder to purchase one share of our common stock at a price of $7.50 commencing on the later of our consummation of a business combination or January 3, 2009, provided in each case that there is an effective registration statement covering the shares of common stock underlying the warrants in effect. The warrants expire on October 3, 2012, unless earlier redeemed.

The following table sets forth, for the indicated periods, the range of high and low sales prices for our units, common stock and warrants as reported on the NYSE Alternext US. Prior to October 9, 2007, there was no established public trading market for our securities.

Quarter Ended	Units		Common Stock		Warrants	
	High	Low	High	Low	High	Low
Calendar Year 2009						
First Quarter (through March 6, 2009)	$9.56	$9.25	$9.54	$9.20	$0.10	$0.01
Year ended December 31, 2008						
First Quarter	$9.82	$9.36	$9.12	$9.00	$0.77	$0.42
Second Quarter	$9.91	$9.40	$9.35	$9.00	$0.45	$0.30
Third Quarter	$9.85	$9.40	$9.44	9.00	$0.40	$0.28
Fourth Quarter	$9.40	$8.70	$9.22	$8.66	$0.25	$0.02
Year ended December 31, 2007						
Fourth Quarter	$10.07	$9.66	$9.20	$8.96	$1.00	$0.70

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on our common stock to the cumulative total return of the Dow Jones Industrial Average Index and the S&P 500 Index for the period commencing on October 18, 2007 and ending on December 31, 2008 (the "Measuring Period"). The graph assumes that the value of the investment in our common stock and each index was $100 on October 18, 2007. The yearly change in cumulative total return is measured by dividing (1) the sum of (i) the cumulative amount of dividends for the Measuring Period, assuming dividend reinvestment, and (ii) the change in share price between the beginning and end of the Measuring Period, by (2) the share price at the beginning of the Measuring Period.

	10/18/07	12/31/07	03/31/08	06/30/08	09/30/08	12/31/08
Highlands	100.00	100.55	100.33	101.66	99.45	101.88
S&P 500	100.00	95.34	85.89	83.11	75.63	58.65
Dow Jones	100.00	95.51	88.29	81.72	78.12	63.19


$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Highlands
S&P 500
Dow Jones

Stockholders

On March 3, 2009, there were approximately 1 holders of record of our units, approximately 12 holders of record of our warrants and approximately 11 holders of record of our common stock. Such numbers do not include beneficial owners holding shares, warrants or units through nominee names.

Dividends

Except for the .15-for-1 stock dividend that was effected on July 16, 2007 and the .20-for-1 stock dividend that was effected on October 3, 2007, we have not paid any dividends on our common stock to date and we do not intend to pay cash dividends prior to the consummation of a business combination. After we complete a business combination, the payment of dividends will depend on our revenues and earnings, if any, capital requirements and general financial condition. The payment of dividends after a business combination will be within the discretion of our then-board of directors. Our board of directors currently intends to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board declaring any dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Recent Purchases of Our Registered Equity Securities

We did not purchase any shares of our common stock during the Company's fourth quarter of 2008.

Securities Authorized for Issuance Under Equity Compensation Plans

We have no compensation plans under which equity securities are authorized for issuance.

Use of Proceeds from our Initial Public Offering

On October 9, 2007, we closed our initial public offering of 12,000,000 units with each unit consisting of one share of common stock and one warrant, each to purchase one share of our common stock at a price of $7.50 per share. On October 15, 2007 the underwriters purchased an additional 1,800,000 units pursuant to an over-allotment option. All of the units registered were sold at an offering price of $10.00 per unit and generated gross proceeds of $138,000,000. The securities sold in our initial public offering were registered under the Securities Act of 1933 on a registration statement on Form S-1 (No. 333-143599). The SEC declared the registration statement effective on October 3, 2007. Citigroup Global Market Inc. and William Smith Securities, acted as underwriters of the offering.

We received net proceeds of approximately $131.3 million from our initial public offering (including proceeds from the exercise by the underwriters of their over-allotment option) and sale of the sponsors' warrants. The net proceeds plus approximately $3.99 million attributable to the deferred underwriters' discount were deposited into a trust account and will be part of the funds distributed to our public stockholders in the event we are unable to complete a business combination. The net proceeds deposited into the trust account remain on deposit in the trust account and earned $3.2 million and $1.4 million, respectively, in interest through December 31, 2008 and 2007, respectively.

ITEM 6. Selected Financial Data

The following statement of operations and balance sheet data have been derived from, and are qualified by reference to, our audited financial statements included elsewhere in this report. The following table summarizes financial data for our business and should be read in conjunction with our financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included in this report.

Statement of Operations Data:	**Year Ended December 31, 2008**	**For the Period from April 26, 2007 (Date of Inception) Through December 31, 2007**	**Cumulative Period from April 26, 2007 (Date of Inception) Through December 31, 2008**
Interest income	$3,192,928	$1,418,345	$4,611,273
Deferred interest income	(170,117)	-	(170,117)
Net interest income	3,022,811	1,418,345	4,441,156
General and administrative expenses	744,284	218,424	962,708
Formation costs	-	1,000	1,000
Income before provision for income taxes	2,278,527	1,198,921	3,477,448
Provision for income taxes	958,572	478,849	1,437,421
Net income	$ 1,319,955	$ 720,072	$2,040,027
Net income per common share			
Basic	$0.08	$0.09	$0.15
Diluted	$0.08	$0.09	$0.15
Weighted average common shares outstanding			
Basic	17,246,041	8,006,627	13,505,205
Diluted	17,246,041	8,006,627	13,505,205

Balance Sheet Data:	**As of December 31, 2008**	**As of December 31, 2007**
Cash and cash equivalents	$ 136,385	$ 269,314
Cash held in trust	133,161,231	132,258,345
Cash held in trust from underwriter	3,990,000	3,990,000
Total assets	137,667,927	136,644,242
Total liabilities	4,330,095	4,626,365
Value of common stock which may be redeemed for cash ($9.77 per share)	40,448,990	40,448,990
Stockholders' equity	92,888,842	91,568,887

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and the notes thereto contained in this report.

Forward-Looking Statements

This report contains certain forward-looking statements, including information about or related to our future results, certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this report, the words "estimate," "project," "intend," "believe," "expect" and similar expressions are intended to identify forward-looking statements. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any or all of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statements. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based upon actual experience and business developments. In light of the significant uncertainties inherent in the forward-looking information included in this report, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this report speak only as of the date of this report, and we have no obligation to update publicly or revise any of these forward-looking statements.

These forward-looking and other statements, which are not historical facts, are based largely upon our current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, our ability to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more operating businesses (a "Business Combination") and the risks and uncertainties set forth in the section headed "Risk Factors" of Part I, Item 1A of this report and described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part II of this report. We cannot assure you that we will be successful in our efforts to consummate a Business Combination or that any such Business Combination will result in our future profitability.

Overview

We were formed on April 26, 2007 to serve as a vehicle to effect a Business Combination. Our efforts in identifying a prospective target business are not limited to a particular industry. Although we initially focused our search for target businesses in the healthcare industry, we have expanded our focus to include other industries as well, in addition to the healthcare industry. The healthcare industry encompasses all healthcare service companies, including, among others, managed care companies, hospitals, healthcare system companies, physician groups, diagnostic service companies, medical device companies and other healthcare-related entities. We intend to utilize cash derived from the proceeds of our initial public offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a Business Combination.

Critical Accounting Policies and Use of Estimates

Deferred Income Taxes — Deferred income taxes are provided for the differences between bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments - The fair values of our company's assets and liabilities that qualify as financial instruments under SFAS No. 107 "Disclosures about Fair Value of Financial Instrument", approximate their carrying amounts presented in the balance sheet at December 31, 2008.

Our company accounts for derivative instruments, if any, in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments. We do not currently have any derivative instruments.

Results of Operations – Twelve Month period ended December 31, 2008

Interest Income

For the twelve months ended December 31, 2008, we had gross interest income of $3,192,928 comprised of $3,192,846 from our trust account and $82 from our operating account. The average yield during this period was 2.33%. Due to the recent decline in interest rates, we expect our 2009 interest average yield to decline. On March 3, 2009, our yield on investments was 0.26%.

Deferred Trust Interest

For the twelve months ended December 31, 2008, we had deferred trust interest of $170,117 representing the amount that would be paid out to those dissenting shareholders, who have elected to convert their shares (as described in Part II, Item8, Note 1), in the event of a Business Combination (as described more fully in Part II, Item 8 Note 1). The deferred trust interest is calculated as follows:

Deferred Trust Interest as of December 31, 2008

Total interest income earned since inception	$ 4,611,191
Total taxes paid since inception	$(1,853,795)
Prepaid income taxes	$ --
Accrued income/franchise taxes	$ (90,336)
Working capital allowance	$(2,100,000)
Total base for deferral	$ 567,060
Conversion %	29.9999%
Deferred trust interest	$ 170,117

General and Administrative Expenses

For the twelve months ended December 31, 2008, we had general and administrative expenses of $744,284, primarily consisting of legal expenses, administrative services fee, Delaware franchise taxes, accounting fees, directors and officer's liability insurance, travel expenses, listing and custody expenses.

Income Before Provision for Income Taxes

For the twelve months ended December 31, 2008, income before provision for income taxes was $2,278,527 (42.04% effective rate) from interest income and general and administrative expenses discussed above.

Income Taxes

For the twelve months ended December 31, 2008, income tax expense was approximately $959,000 (42.07% effective rate), consisting of $707,000 in federal taxes and $252,000, in state income taxes. The trustee of our trust account will distribute funds to us, from the funds held in our trust account, to pay any taxes resulting from interest accrued on the funds held in our trust account.

Net Income

For the twelve months ended December 31, 2008, net income was $1,319,955, due to the factors discussed above.

Results of Operations – April 26, 2007 (inception) to December 31, 2007

Interest Income

For the period from April 26, 2007 (inception) to December 31, 2007, we had interest income of $1,418,345 all from our trust account. The average yield during this period was 4.65%.

General and Administrative Expenses

For the period from April 26, 2007 (inception) to December 31, 2007, we had general and administrative expenses and formation expenses of $218,424 and $1,000, respectively, primarily consisting of Delaware franchise taxes, legal expenses, administrative services fee, directors and officer's liability insurance and formation costs.

Income Before Provision for Income Taxes

For the period from April 26, 2007 (inception) to December 31, 2007, income before provision for income taxes was $1,198,921 from interest income and general and administrative expenses discussed above.

Income Taxes

For the period from April 26, 2007 (inception) to December 31, 2007, income tax expense was approximately $479,000 (39.95% effective rate), consisting of $371,000 in federal taxes and $108,000, in state income taxes. The trustee of our trust account distributed funds to us, from the funds held in our trust account, to pay the taxes resulting from interest accrued on the funds held in our trust account.

Net Income

For the period from April 26, 2007 (inception) to December 31, 2007, net income was $720,072, due to the factors discussed above.

Results of Operations – April 26, 2007 (inception) to December 31, 2008

Interest Income

For the period from April 26, 2007 (inception) to December 31, 2008, we had gross interest income of $4,611,273 consisting of $4,611,191 from our trust account and $82 from our operating accounts. The average yield during this period was 2.74%.

Deferred Trust Interest

For the period from April 26, 2007 (inception) to December 31, 2008, we had deferred trust interest of $170,117 representing the amount that would be paid out to those dissenting shareholders, who have elected to convert their shares (as described in Part II, Item 8, Note 1), in the event of a Business Combination (as described more fully in Part II, Item 8, Note 1). The deferred trust interest is calculated as follows:

Deferred Trust Interest as of December 31, 2008

Total interest income earned since inception	$ 4,611,191
Total taxes paid since inception	$(1,853,795)
Prepaid income taxes	$ --
Accrued income/franchise taxes	$ (90,336)
Working capital allowance	$(2,100,000)
Total base for deferral	$ 567,060
Conversion %	29.9999%
Deferred trust interest	$ 170,117

General and Administrative Expenses

For the period from April 26, 2007 (inception) to December 31, 2008, we had general and administrative expenses and formation expenses of $962,708 and $1,000, respectively, primarily consisting of legal expenses, Delaware franchise taxes, administrative services fee, accounting fees, directors and officer's liability insurance, travel expenses, listing and custody expenses.

Income Before Provision for Income Taxes

For the period from April 26, 2007 (inception) to December 31, 2008, income before provision for income taxes was $3,477,448 from interest income and general and administrative expenses discussed above.

Income Taxes

For the period from April 26, 2007 (inception) to December 31, 2008, income tax expense was approximately $1,438,000 (41.32% effective rate), consisting of $1,078,000 in federal taxes and $360,000, in state income taxes. The trustee of our trust account has distributed, and will distribute, funds to us, from the funds held in our trust account, to pay any taxes resulting from interest accrued on the funds held in our trust account.

Net Income

For the period from April 26, 2007 (inception) to December 31, 2008, net income was $2,040,027, due to the factors discussed above.

Financial Condition, Liquidity and Capital Resources

On October 9, 2007 we consummated our initial public offering of 12,000,000 units and the private placement of 3,250,000 warrants (the "Sponsors' Warrants") to our founders and affiliates of our founders and on October 15, 2007 we closed on the exercise of the underwriters' over-allotment option for an additional 1,800,000 units, resulting in aggregate gross proceeds from our initial public offering (including the over-allotment option) and the private placement of the Sponsors' Warrants of $141,250,000. We paid or incurred a total of $5,320,000 in underwriting discounts and commissions (not including $3,990,000 which was deferred by the underwriters until completion of a Business Combination) and approximately $667,000 for other costs and expenses related to our initial public offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds, including $3,250,000 from the sale of the Sponsor' Warrants to us, from the offering were approximately $135,263,000 (including $3.99 million in deferred underwriters commission), and an amount of $134,830,000 was deposited into our trust account at Morgan Stanley with Continental Stock Transfer & Trust as trustee. We intend to use substantially all of the net proceeds of our initial public offering and the private placement of the Sponsors' Warrants to seek to effect a Business Combination, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the Business Combination. To the extent that our capital stock is used in whole or in part as consideration to effect a Business Combination, the proceeds held in our trust account, as well as any other net proceeds not expended, will be used to finance the operations of the target business. We believe we will have sufficient available funds outside of our trust account to operate through October 3, 2009, assuming that a Business Combination is not consummated during that time.

We expect our primary liquidity requirements, other than payment of income taxes for interest income earned on our trust account, during this period to include:

• $950,000 of expenses for the search for target businesses and for the legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiating of a business combination;

• $330,000 of expenses for the due diligence and investigation of a target business by our officers, directors and existing stockholders;

• $195,000 of expenses in legal and accounting fees relating to our Security and Exchange Commission reporting obligations;

• $240,000 for the administrative fee payable to Kanders & Company and Ivy Capital Partners, each an affiliate of certain of our officers and directors, ($10,000 per month for twenty four months); and

• $885,000 for general working capital that will be used for miscellaneous expenses and reserves, including approximately $150,000 for director and officer liability insurance premiums.

We do not believe we will need to raise additional funds following our initial public offering in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if funds are required to consummate a Business Combination that is presented to us. We would only consummate such a financing simultaneously with the consummation of a Business Combination.

Commencing on October 3, 2007 and ending upon the consummation of a Business Combination or our liquidation, we began incurring a fee from Kanders & Company and Ivy Capital Partners, of $10,000 per month for office space, administrative and support services. In addition, in April 2007, Kanders & Company, Inc. and Ivy Capital Partners advanced an aggregate of $100,000 to us for payment on our behalf of offering expenses. These loans were repaid following our initial public offering from the proceeds of the offering.

See below for amounts transferred at our instruction from our trustee to pay for certain tax and working capital payments.

	Taxes	Working Capital	Total
January 25, 2008	$ 611,203	$ -	$ 611,203
April 9, 2008	130,000		130,000
June 11, 2008	829,671		829,671
June 25, 2008		150,000	150,000
September 5, 2008	240,000		240,000
September 8, 2008		300,000	300,000
November 12, 2008	29,086		29,086
Total	$1,839,960	$450,000	$2,289,960

Off-Balance Sheet Arrangements

Warrants issued in conjunction with our initial public offering are equity linked derivatives and accordingly represent off-balance sheet arrangements. The warrants meet the scope exception paragraph 11(a) of Financial Accounting Standards (FAS) 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity. See Note 1 to the financial statements contained elsewhere in this report for more information.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities.

New Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). This standard identifies sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. The Company does not believe SFAS 162 will change its current practices and thereby believes it will not impact preparation of the financial statements.

In December 2007, the FASB released SFAS No. 141(R), Business Combinations (revised 2007) ("SFAS 141(R)"), which changes many well-established business combination accounting practices and significantly affects how acquisition transactions are reflected in the financial statements. Additionally, SFAS 141(R) will affect how companies negotiate and structure transactions, model financial projections of acquisitions and communicate to stakeholders. SFAS 141(R) must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this pronouncement has had no impact on the Company's consolidated financial statements, but will affect the Company once an acquisition is completed.

In December 2007, the FASB released SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interests and requires disclosure, on the face of the consolidated statement of income, of the amounts of net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest was reported as an expense or other deduction in arriving at net income. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this pronouncement has had no impact on the Company's consolidated financial statements but may affect the Company once an acquisition is completed.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 was effective for the Company on January 1, 2008, with the exception that the applicability of SFAS No. 157's fair value measurement requirements to nonfinancial assets and liabilities that are not required or permitted to be recognized or disclosed at fair value on a recurring basis has been delayed by the FASB for one year. The partial adoption of this pronouncement had no impact on the Company's consolidated financial statements. Adopting the remainder of the provision is not expected to have an impact on the Company's consolidated financial statements as all our marketable securities are determined by an observable market value. See Note 1 to the financial statements contained elsewhere in this report for more information.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB No. 115," ("SFAS 159"). SFAS 159 allows a company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. The adoption of this pronouncement has had no impact on the Company's consolidated financial statements.

The Company does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2008, our efforts have been limited to organizational activities and activities relating to our initial public offering and the identification of a target business; we have neither engaged in any operations nor generated any revenues (other than interest income earned on our trust account). As the proceeds from our initial public offering held in trust have been invested in short-term investments, our only market risk exposure relates to fluctuation in short-term interest rates.

As of December 31, 2008, approximately $133,161,000 (excluding $3,990,000 of deferred underwriting discounts and commissions) was held in trust for the purposes of consummating a Business Combination. The proceeds held in trust (including approximately $3,990,000 of deferred underwriting discounts and commissions) have been invested in the Morgan Stanley Institutional Liquidity Funds – Government Portfolio (stock symbol: MVRXX). Based upon information provided by Morgan Stanley, (i) the Government Portfolio seeks to maintain a stable net asset value of $1.00 per share by investing exclusively in obligations of the U.S. Government and its agencies and instrumentalities and in repurchase agreements collateralized by such securities; (ii) at December 31, 2008, 61.8% of the portfolio was invested in U.S. Government Agency Securities and 38.2% of the portfolio was invested in repurchase agreements collateralized by U.S. Government and Agency securities; and (iii) as of February 28, 2009, the one day yield was 0.25%, and the weighted average maturity was twenty-seven days. Therefore, due to the conservative nature of our investments, our future interest income sensitivity and risk are limited.

We have not engaged in any hedging activities since our inception on April 26, 2007. We do not expect to engage in any hedging activities with respect to the market risk to which we are exposed.

ITEM 8. Financial Statements and Supplementary Data

Highlands Acquisition Corp.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Highlands Acquisition Corp.

We have audited the accompanying balance sheets of Highlands Acquisition Corp. (a corporation in the development stage) as of December 31, 2008 and 2007 and the related statements of income, stockholders' equity and cash flows for the year ended December 31, 2008 and the period from April 26, 2007 (inception) through December 31, 2007 and the cumulative period from April 26, 2007 (inception) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highlands Acquisition Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008, the period from April 26, 2007 (inception) through December 31, 2007 and the cumulative period from April 26, 2007 (inception) to December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Highlands Acquisition Corp.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2009 expressed an unqualified opinion on the effectiveness of Highlands Acquisition Corp.'s internal control over financial reporting.

The accompanying financial statements have been prepared assuming that Highlands Acquisition Corp. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will face a mandatory liquidation on October 3, 2009 if a business combination is not consummated, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

McGLADREY & PULLEN, LLP
New York, New York

March 12, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Highlands Acquisition Corp.

We have audited Highlands Acquisition Corp.'s (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Company as of December 31, 2008 and 2007 and the related statements of income, stockholders' equity and cash flows for the period from April 26, 2007 (inception) through December 31, 2007, the year ended December 31, 2008, and the cumulative period from April 26, 2007 (inception) to December 31, 2008 and our report dated March 12, 2009 expressed an unqualified opinion.

McGLADREY & PULLEN, LLP
New York, New York

March 12, 2009

Highlands Acquisition Corp.

(a corporation in the development stage)
BALANCE SHEET

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS:		
Cash	$ 136,385	$ 269,314
Investments held in trust	133,161,231	132,258,345
Investments held in trust from underwriter	3,990,000	3,990,000
Prepaid expenses	44,078	66,585
Total Current Assets	137,331,694	136,584,244
Deferred tax asset	336,233	59,998
Total assets	$ 137,667,927	$ 136,644,242
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 76,142	$ 10,945
Accrued expenses	49,182	84,238
Accrued offering costs	-	2,335
Income taxes payable	44,654	538,847
Deferred trust interest	170,117	-
Deferred underwriting fee	3,990,000	3,990,000
Total liabilities	4,330,095	4,626,365
Common Stock, subject to possible conversion of 4,139,999 shares	40,448,990	40,448,990
Commitments and contingency (Note 1 and 5)		
Stockholders' equity		
Preferred stock, $.0001 par value Authorized 1,000,000 shares; none issued and outstanding	-	-
Common stock, $.0001 par value Authorized 50,000,000 shares Issued and outstanding 17,250,000 shares (which includes 4,139,999 Shares subject to possible conversion)	1,725	1,725
Additional paid-in capital	90,847,090	90,847,090
Income accumulated during the development stage	2,040,027	720,072
Total stockholders' equity	92,888,842	91,568,887
Total liabilities and stockholders' equity	$ 137,667,927	$ 136,644,242

See Notes to Financial Statements.

Highlands Acquisition Corp.
(a corporation in the development stage)
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	For the Period from April 26, 2007 (Date of inception) Through December 31, 2007	Cumulative Period from April 26, 2007 (Date of inception) Through December 31, 2008
Interest income	$3,192,928	$1,418,345	$4,611,273
Deferred interest income	(170,117)	-	(170,117)
Net interest income	3,022,811	1,418,345	4,441,156
General and administrative expenses	744,284	219,424	963,708
Income before provision for income taxes	2,278,527	1,198,921	3,477,448
Provision for income taxes	958,572	478,849	1,437,421
Net income	$1,319,955	$ 720,072	$2,040,027
Net income per common share – basic and diluted	$ 0.08	$ 0.09	$ 0.15
Weighted average common shares outstanding, basic and diluted	17,246,041	8,006,627	13,505,205

See Notes to Financial Statements.

Highlands Acquisition Corp.
(a corporation in the development stage)
STATEMENT OF STOCKHOLDERS' EQUITY
For the period April 26, 2007 (inception) to December 31, 2008

	Common Stock		Additional paid-in capital	Income Accumulated During the Development Stage	Stockholders' Equity
	Shares	Amount			
Issuance of units to Founders on May 1, 2007 at approximately $0.007 per unit	3,450,000	$345	$ 24,655	$	$25,000
Sale of Private Placement Warrants on October 9, 2007			3,250,000		3,250,000
Sale of 13,800,000 units at $10 per unit through public offering (net of underwriter's discount and offering expenses) including 4,139,999 shares subject to possible conversion on October 9, 2007.	13,800,000	1,380	128,021,425		128,022,805
Proceeds subject to possible conversion			(40,448,990)		(40,448,990)
Net income				720,072	720,072
Balance at December 31, 2007	17,250,000	$1,725	$90,847,090	$ 720,072	$ 91,568,887
Repurchase of 20,700 units at $0.007 per unit	(20,700)	(2)	(148)		(150)
Issuance of 20,700 units at $0.007 per unit	20,700	2	148		150
Net income				1,319,955	1,319,955
Balance at December 31, 2008	17,250,000	$1,725	$90,847,090	$2,040,027	$92,888,842

See Notes to Financial Statements

Highlands Acquisition Corp.
(a corporation in the development stage)
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2008	For the period April 26, 2007 (inception) to December 31, 2007	Cumulative period from April 26, 2007 (inception) to December 31, 2008
Cash flows from operating activities			
Net income	$ 1,319,955	$ 720,072	$ 2,040,027
Adjustment to reconcile net income to net cash provided by operating activities:			
Income earned on trust account	(3,192,846)	(1,418,345)	(4,611,191)
Decrease/(increase) in prepaid expenses	22,507	(66,585)	(44,078)
Increase in prepaid taxes	-	-	-
Increase in deferred taxes	(276,235)	(59,998)	(336,233)
Increase in deferred trust interest	170,117	-	170,117
Increase in accounts payable	65,197	10,945	76,142
(Decrease)/increase in accrued expenses	(35,056)	84,238	49,182
(Decrease)/increase in income taxes payable	(494,193)	538,847	44,654
Net cash used in operating activities	(2,420,554)	(190,826)	(2,611,380)
Cash flows from investing activities			
Cash placed in trust account	-	(134,830,000)	(134,830,000)
Disbursements from trust for working capital	450,000	-	450,000
Disbursements from trust to pay taxes	1,839,960	-	1,839,960
Net cash provided by/(used in) investing activities	2,289,960	(134,830,000)	(132,540,040)
Cash flows from financing activities			
Proceeds from sale of units to public	-	138,000,000	138,000,000
Proceeds from private placement of warrants	-	3,250,000	3,250,000
Proceeds from sale of units to Founders	-	25,000	25,000
Proceeds from borrowings under notes payable to affiliates	-	100,000	100,000
Payments of notes payable to affiliates	-	(100,000)	(100,000)
Payment of offering costs	(2,335)	(5,984,860)	(5,987,195)
Issuance of founder's units	150	-	150
Repurchase of founder's units	(150)	-	(150)
Net cash (used in)/provided by financing activities	(2,335)	135,290,140	135,287,805
Net (decrease)/increase in cash	(132,929)	269,314	136,385
Cash at beginning of period	269,314	-	-
Cash at end of period	$ 136,385	$ 269,314	$ 136,385
Supplemental disclosure of noncash financing activities:			
Accrual of offering costs	$ -	$ 2,335	$ -
Accrual of deferred underwriting fee	$ -	$ 3,990,000	$ 3,990,000
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 1,729,000	$ -	$ 1,729,000

See Notes to Financial Statements

1. Organization and Business Operations

The Company was incorporated in Delaware on April 26, 2007 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses (a "Business Combination").

At December 31, 2008, the Company's operations have been limited to organizational activities, activities relating to our initial public offering ("the Offering"), as described in Note 2 below, and the identification of a target business. The Company has not engaged in any operations or generated any revenues (other than interest income earned on the Company's trust account).

The registration statement for the Offering was declared effective on October 3, 2007. The Company consummated the Offering on October 9, 2007 and the underwriters exercised their over-allotment option on October 10, 2007 and consummated it on October 15, 2007. The Company received net proceeds of approximately $131,273,000, including $3,250,000 of proceeds from the private placement (the "Private Placement") sale of 3,250,000 warrants (the "Sponsor Warrants") to certain affiliates of the Company. The Sponsor Warrants are identical to the warrants sold in the Offering, except (i) if the Company calls its warrants for redemption, the Sponsors' Warrants will not be redeemable by the Company as long as they are still held by the initial purchasers or their permitted transferees and (ii) the initial purchasers have agreed that the Sponsors' Warrants will not be sold or transferred by them (subject to limited exceptions) until after the completion of the Company's initial Business Combination.

The Company's management has broad discretion with respect to the specific application of the net proceeds of the Offering and the Private Placement, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Combination. There is no assurance that the Company will be able to successfully affect a Business Combination. Upon the closing of the Offering, (including the exercise of the over-allotment option by the underwriters) and the Private Placement, an aggregate of $134,830,000, including $3,990,000 of the underwriters' discounts and commissions as described in Note 2 below, was deposited in a trust account (the "Trust Account") and invested in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of an initial Business Combination or (ii) liquidation of the Company. At December 31, 2008, the funds are invested in money market funds. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, providers of financing, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Two of the Company's affiliates have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors, providers of financing, service providers or other entities that are owed money by the Company for services rendered to or contracted for or products sold to the Company. There can be no assurance that they will be able to satisfy those obligations. The net proceeds not held in the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $2,100,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements and additional funds may be released to fund tax obligations.

The Company, after signing a definitive agreement for a potential Business Combination, is required to submit such transaction for stockholder approval. In the event that stockholders owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company's stockholders prior to the Offering (the "Founders"), have agreed to vote their founding shares of common stock in accordance with the vote of the majority of the shares voted by all other stockholders of the Company (the "Public Stockholders") with respect to any Business Combination and in favor of an amendment to our certificate of incorporation to provide for the Company's perpetual existence.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 4,139,999 shares sold in the Offering may seek conversion of their shares in the event of a Business Combination. Accordingly, a portion of the net proceeds of the Offering has been classified as common stock subject to possible conversion of shares on the accompanying balance sheet. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares of common stock held by the Founders prior to the consummation of the Offering.

Deferred Interest – A portion (29.9999%) of the interest earned on the Trust Account (after permissible reductions for working capital requirements and tax obligations) has been deferred on the balance sheet as it represents interest attributable to the common stock subject to possible conversion of shares.

The Company's Amended and Restated Certificate of Incorporation provides that the Company will continue in existence only until 24 months from October 3, 2007. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs. This factor raises a substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units sold in the Offering).

Development Stage Company – The Company complies with the reporting requirements of SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises."

Concentration of Credit Risk — The Company maintains cash in a bank deposit account which, at times, exceeds federally insured (FDIC) limits. The Company has not experienced any losses on this account.

Deferred Income Taxes — Deferred income taxes are provided for the differences between bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net Income Per Common Share – Income per common share is based on the weighted average number of common shares outstanding. The Company complies with SFAS No. 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic income per share excludes dilution and is computed by dividing income available to holders of Common Stock by the weighted-average common shares outstanding for the period. Diluted income per share reflects the potential share dilution that could occur if Warrants were to be exercised or otherwise resulted in the issuance of Common Stock that then shared in the earnings of the entity.

The following table details the net income per share computations on a basic and diluted basis for the years ended December 31, 2008 and 2007 and the cumulative period from April 26, 2007 (date of inception) through December 31, 2008.

	For the Period Ended December 31, 2008	For the Period Ended December 31, 2007	Cumulative Period from April 26, 2007 (Date of inception) Through December 31, 2008
Numerator for basic and diluted earnings per share			
Net income available to common shareholders	$ 1,319,955	$ 720,072	$ 2,040,027
Denominator:			
Basic earnings per share weighted-average shares outstanding	17,246,041	8,006,627	13,505,205
Effect of dilutive securities:	-	-	-
Diluted earnings per share			
Adjusted weighted-average shares outstanding	17,246,041	8,006,627	13,505,205
Basic earnings per share	$ 0.08	$ 0.09	$ 0.15
Diluted earnings per share	$ 0.08	$ 0.09	$ 0.15

Other contingent shares: The dilutive effect of shares issuable does not include 13,800,000 Public Stockholders' warrants that are not exercisable until later of the Company's initial Business Combination or January 3, 2009. Furthermore, 3,450,000 Founders warrants and 3,250,000 Sponsors' Warrants are also excluded from the dilutive effect since they are not exercisable until the Public Stockholders' warrants are exercisable and, in addition with respect to the Founders' warrants, the Company's common stock price equals or exceeds $14.25 per share for any 20 trading days within a 30-trading day period.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The fair values of the Company's assets and liabilities that qualify as financial instruments under SFAS No. 107 "Disclosures about Fair Value of Financial Instrument", approximate their carrying amounts presented in the balance sheet at December 31, 2008.

The Company accounts for derivative instruments, if any, in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments. We do not currently have any derivative instruments.

New Accounting Pronouncements — In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). This standard identifies sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. The Company does not believe SFAS 162 will change its current practices and thereby believes it will not impact preparation of the financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities

("SFAS 133") and requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. SFAS 161 also requires the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format and requires cross-referencing within the footnote of important information about derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years beginning on or after November 15, 2008. The Company does not believe SFAS 161 will change its current practices and thereby believes it will not impact preparation of the consolidated financial statements.

In December 2007, the FASB released SFAS No. 141(R), Business Combinations (revised 2007) ("SFAS 141(R)"), which changes many well-established business combination accounting practices and significantly affects how acquisition transactions are reflected in the financial statements. Additionally, SFAS 141(R) will affect how companies negotiate and structure transactions, model financial projections of acquisitions and communicate to stakeholders. SFAS 141(R) must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this pronouncement has had no impact on the Company's consolidated financial statements, but will affect the Company once an acquisition is completed.

In December 2007, the FASB released SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interests and requires disclosure, on the face of the consolidated statement of income, of the amounts of net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest was reported as an expense or other deduction in arriving at net income. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company believes the adoption of this statement will not have an impact on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB No. 115," ("SFAS 159"). SFAS 159 allows a company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. The adoption of this pronouncement has had no impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 was effective for the Company on January 1, 2008, with the exception that the applicability of SFAS No. 157's fair value measurement requirements to nonfinancial assets and liabilities that are not required or permitted to be recognized or disclosed at fair value on a recurring basis has been delayed by the FASB for one year. The partial adoption of this pronouncement had no impact on the Company's consolidated financial statements. Adopting the remainder of the provision is not expected to have an impact on the Company's consolidated financial statements as all our marketable securities are determined by an observable market value. See Note 3 to the financial statements contained elsewhere in this report for more information.

Reclassification — Certain prior year amounts have been reclassified to conform with the current year presentation.

2. Initial Public Offering

On October 9, 2007, the Company sold 12,000,000 units ("Units") in the Offering at a price of $10 per Unit. The Offering generated net proceeds of approximately $114,600,000, which, together with $3,450,000 in deferred underwriters discounts and commissions, was placed in the Trust Account. On October 10, 2007, the underwriters exercised the full amount of their over-allotment option for an additional 1,800,000 Units, which closed on October 15, 2007. The exercise of the over-allotment generated additional net proceeds of approximately $16,740,000, which, together with $540,000 in deferred underwriters discounts and commissions, was placed in the Trust Account. After consummation of the Offering (including the exercise of the over-allotment option by the underwriters) and the Private Placement, an aggregate amount of $134,830,000 was deposited in the Trust Account, which consisted of aggregate net proceeds of approximately $128,030,000 from the Offering and the over-allotment, plus $3,990,000 in deferred underwriting discounts and commissions and $3,250,000 of proceeds from the Private Placement, but net of the proceeds from the offering held outside the Trust Account. Each Unit consists of one share of the Company's common stock, par value $0.0001 per share (the "Common Stock") and one warrant to purchase one share of Common Stock ("Warrants"). Each Warrant will entitle the holder to purchase from the Company one share of Common Stock at an exercise price of $7.50 commencing on the later of the completion of an initial Business Combination and 15 months from the October 3, 2007 and expiring five years from October 3, 2007. The Company may redeem all of the Warrants, at a price of $.01 per Warrant upon 30 days' notice while the Warrants are exercisable, only in the event that the last sale price of the Common Stock is at least $14.25 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of a Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

In connection with the Offering and over-allotment, the Company paid Citigroup Global Markets Inc. and William Smith Securities, the underwriters of the Offering, an underwriting discount of 7% of the gross proceeds of the Offering, of which 3% of the gross proceeds ($3,990,000) is held in the Trust Account and payable only upon the consummation of a Business Combination. This amount is included in deferred underwriting fee on the accompanying balance sheet. The underwriters have waived their right to receive such payment upon the Company's liquidation if it is unable to complete a Business Combination. Additionally, Kanders & Company, an affiliate of Warren B. Kanders, one of the Company's directors, purchased 500,000 Units in the Offering. The Company received the entire aggregate gross proceeds from this purchase and the underwriters did not receive any underwriting discounts or commissions on these Units.

Simultaneously with the consummation of the Offering, certain of the Company's affiliates purchased the Sponsor's Warrants at a purchase price of $1.00 per Sponsor Warrant, in a private placement. The proceeds of $3,250,000 were placed in the Trust Account. The Sponsors' Warrants are identical to the Warrants underlying the Units sold in the Offering except that if the Company calls the Warrants for redemption, the Sponsors' Warrants will not be redeemable by the Company as long as they are still held by the initial purchasers or their permitted transferees. The purchasers have agreed that the Sponsors' Warrants will not be sold or transferred by them subject to (limited exceptions), until after the completion of an initial Business Combination. The purchase price of the Sponsors' Warrants approximates the fair value of such warrants.

The Founders and the holders of the Sponsors' Warrants and Co-Investment Units (as described in Note 6 below) will be entitled to registration rights with respect to their securities pursuant to an agreement signed prior to the effective date of the Offering. At any time and from time to time on or after the date that is 30 days after the Company consummates a Business Combination, the holders of a majority-in-interest of the Founders' Units (and underlying securities), the Sponsors' Warrants (and underlying securities) or the Co-Investment Units (and underlying securities) may make a written demand that the Company register such securities under the Securities Act of 1933, as amended. The Company is not obligated to effect more than an aggregate of two such demand registrations. In addition, such holders have certain "piggy back" registration rights on registration statements filed subsequent to the Company's consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

3. Investments Held in Trust

Effective January 1, 2008 the Company adopted Statement No. 157, Fair Value Measurements. Statement No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. Statement No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to Statement No. 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2008			
	Total	Level 1	Level 2	Level 3
Investments Held in Trust	$ 133,161,231	$ 133,161,231	$ --	$ --
Investment Held in Trust from Underwriter	3,990,000	3,990,000	--	--
Total	$ 137,151,231	$ 137,151,231	$ --	$ --

The Company's investments held in trust include money market securities that are considered to be highly liquid and easily tradable.

The reconciliation of investment held in trust (including the investments held in trust from underwriter) is as follows:

	For the year December 31, 2008	For the period from April 26, 2007 to December 31, 2007	For the cumulative period from April 26, 2007 (inception) to December 31, 2008
Investments held in trust- beginning of period	$ 136,248,345	$ —	$ —
Contribution to trust (which includes the deferred underwriting discount and commission of $3,990,000)	—	134,830,000	134,830,000
Interest income received	3,192,846	1,418,345	4,611,191

Withdrawals to fund operations (a)	(450,000)	—	(450,000)
Withdrawals to pay taxes	(1,839,960)	—	(1,839,960)
Total investments held in trust	$ 137,151,231	$ 136,248,345	$ 137,151,231

(a) Amount is limited to $2,100,000

4. Notes Payable, Affiliates of Stockholders

The Company issued unsecured promissory notes in an aggregate principal amount of $100,000 to two affiliates of the Founders on April 30, 2007. The notes were non-interest bearing and were payable on the earlier of April 30, 2008 or the consummation of the Offering. Due to the short-term nature of the notes, the fair value of the notes approximated their carrying amount. On October 9, 2007, the Company repaid the notes in full.

5. Income Taxes

The Company's provision for income taxes reflects the application of federal, state and city statutory rates to the Company's income before taxes.

Components of the provision for income taxes are as follows:

	For the Period Ended December 31, 2008	For the Period Ended December 31, 2007
Current		
Federal	$ 956,558	$417,425
State	278,249	121,423
Total Current	$1,234,807	$538,847
Deferred		
Federal	$ (250,299)	$(46,478)
State	(25,936)	(13,519)
Total Deferred	$ (276,235)	$(59,998)
	$ 958,572	$478,849

The following is a summary of the items that caused recorded income taxes to differ from income taxes computed using the statutory federal income tax rate of 34% for the year ended December 31, 2008 and 2007.

	For the Year Ended December 31, 2008	For the Period Ended December 31, 2007
Computed "expected" income tax expense	34.00%	34.00%
State income taxes, net of federal income taxes	5.95%	5.94%
State valuation allowance	2.06%	
Total income tax expense	42.07%	39.94%

Deferred income tax assets and liabilities are determined based on the difference between the financial reporting carrying amounts and tax bases of existing assets and liabilities and operating loss and tax credit carryforwards.

Significant components of the Company's existing deferred income tax assets and liabilities as of December 31, 2008 and 2007 are as follows:

	As of December 31, 2008	As of December 31, 2007
Deferred tax assets:		
Capitalized start up costs	$ 315,160	$ 59,998
Deferred trust interest	67,945	-
Valuation Allowance for deferred income taxes	(46,872)	-
Total Deferred tax assets	$ 336,233	$ 59,998

The majority of the Company's operating expenses are not currently deductible for income tax purposes. These expenses will be deductible for income tax purposes over a period of time when a trade or business, as defined in the Internal Revenue Code, begins operations or in the event the Company liquidates. The deferred tax asset relates to the future benefit the Company will receive when it is able to deduct these costs for income tax purposes. In recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived, the Company recorded a full valuation allowance that was partially relieved following the Offering. Because of limitations on loss carrybacks applicable to state income taxes, the Company continued to record a valuation reserve for deferred state tax assets at December 31, 2008. There have been no audits of the Company's tax returns since inception and all years remain open to tax examination.

6. Commitments and Related Party Transactions

The Company presently occupies office space provided by affiliates of certain of the Founders. Such affiliates have agreed that, until the Company consummates a Business Combination, they will make such office space, as well as certain office, secretarial and administrative and general services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliates an aggregate amount of $10,000 per month for such services commencing on the effective date of the Offering. The accompanying statement of income includes $120,000 and $30,000 of expense related to this agreement for the periods ended December 31, 2008 and 2007 respectively.

Pursuant to letter agreements that the Founders entered into with the Company and the underwriters, the Founders waived their right to receive distributions with respect to their founding shares upon the Company's liquidation.

Certain of the Company's affiliates have agreed to purchase a total of 1,000,000 units (the "Co-Investment Units") at a price of $10 per unit (an aggregate price of $10,000,000) from the Company in a private placement that will occur immediately prior to the Company's consummation of a Business Combination. These Co-Investment Units will be identical to the Units sold in the Offering. The purchasers have agreed that the Co-Investment Units will not be sold, transferred, or assigned (subject to limited exceptions) until at least one year after the completion of the Business Combination.

The Founders and the holders of the Sponsors' Warrants (or underlying securities) and the holders of the Co-Investment Units (or underlying securities) will be entitled to registration rights with respect to their securities pursuant to an agreement signed prior to the effective date of the Offering. At any time, and from time to time, on or after the date that is 30 days after the Company consummates a Business Combination, the holders of a majority-in-interest of the Founders' Units (and underlying securities), the Sponsors' Warrants (and underlying securities) or the Co-Investment Units (and underlying securities) may make a written demand that the Company register such securities under the Securities Act of 1933, as amended. The Company is not obligated to effect more than an aggregate of two such demand registrations. In addition, such holders have certain "piggy back" registration rights on registration statements filed subsequent to the Company's consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

7. Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Company's Board of Directors. The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Common Stock on a Business Combination.

8. Common Stock

Effective July 16, 2007, the Company's Board of Directors authorized a unit dividend of 0.15 units for each outstanding unit. Effective October 3, 2007, the Company's Board of Directors authorized a unit dividend of 0.2 units for each outstanding unit. All references in the accompanying financial statements to the number of shares of Common Stock have been retroactively restated to reflect these transactions.

On March 3, 2008, the Company repurchased 20,700 Founders Units from William V. Campbell for the original purchase price of $150 and released Mr. Campbell from the obligation of continuing to serve as a Director of the Company until the earlier of a Business Combination or the liquidation of the Company. The purchased units were subsequently cancelled.

On May 12, 2008, the Company issued 20,700 units with certain service and vesting requirements to Ronnie P. Barnes for $150. In addition, the units sold to Ronnie P. Barnes are subject to the same rights and restrictions as the Founders Units, as described in Note 2 above. Due to the rights and performance restrictions of the Founders Units issued to Mr. Barnes, the Company will record a $194,844 non-cash charge when a Business Combination is consummated.

9. Quarterly Results of Operations (Unaudited)

The following table presents summarized unaudited quarterly results of operations for the Company for fiscal year 2008 and 2007. We believe all necessary adjustments have been included in the amounts stated below to present fairly the following selected information when read in conjunction with the Financial Statements and Notes thereto included in this report. Future quarterly operating results may fluctuate depending on a number of factors. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or any other quarter.

	Fiscal 2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Gross interest income	$1,215,833	$821,613	$767,344	$388,138	$3,192,928
Net interest income	$1,215,833	$821,613	$662,593	$322,772	$3,022,811
Net income	$ 615,860	$372,708	$298,238	$ 33,149	$1,319,955
Basic earnings per share	$0.04	$0.02	$0.02	$0.00	
Diluted earnings per share	$0.04	$0.02	$0.02	$0.00	

	Fiscal 2007		
	Third Quarter	Fourth Quarter	Total
Gross interest income	$ -	$1,418,345	$1,418,345
Net interest income	$ -	$1,418,345	$1,418,345
Net income (loss)	$(7,455)	$ 727,527	$ 720,072
Basic earnings per share	$(0.00)	$0.05	$0.09
Diluted earnings per share	$(0.00)	$0.05	$0.09

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in, or disagreements with, accountants on accounting or financial disclosure matters during the periods covered by this report.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, its principal executive officer and principal financial officer, respectively of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008, pursuant to Exchange Act Rule 13a-15. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the appropriate management on a basis that permits timely decisions regarding disclosure. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures as of December 31, 2008 are effective.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.

McGladrey & Pullen, LLP, an independent registered public accounting firm, has audited the financial statements included in this report and, as part of their audit, has issued their attestation report, included in Part II, Item 8 of this report, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting that have come to management's attention during the fiscal quarter ended December 31, 2008 evaluation that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. Other information

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding executive officers is included in Part I of this Form 10-K as permitted by General Instruction G(3).

We have adopted a code of ethics that applies to our directors, officers and employees. We have filed a copy of our code of ethics as an exhibit to the registration statement in connection with our initial public offering. You may review this document by accessing our public filings at the SEC's web site www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us in writing at One Paragon Drive, Suite 125, Montvale, New Jersey 07645. We intend to disclose any amendments or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.

Other information required by Item 10, including information regarding directors, membership and function of the audit committee, including the financial expertise of its members, and Section 16(a) compliance, appearing under the captions "Election of Directors", "Information Regarding Board of Directors and Committees" and "Other Matters" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information set forth under the caption "Certain Relationships and Related Transactions" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under the caption "Principal Accounting Fees and Services" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

ITEM 15: EXHIBITS

(a) Exhibits:

Exhibit Number	Exhibit
3.1	Amended and Restated Certificate of Incorporation.*
3.2	By-Laws.**
4.1	Specimen Unit Certificate.**
4.2	Specimen Common Stock Certificate.**
4.3	Specimen Warrant Certificate.**
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.***
10.1	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and Russell F. Warren, M.D.**
10.2	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and Robert W. Pangia.**
10.3	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and Philip A. Baratelli.**
10.4	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and Gary M. Julien.**
10.5	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and Warren B. Kanders.**
10.6	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and Russell F. Warren, Jr.**
10.7	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and Leslie D. Michelson.**
10.8	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and William V. Campbell.**
10.9	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and William Forrester Owens.**
10.10	Form of Letter Agreement among the Registrant, Citigroup Global Markets Inc. and Michael A. Henning.**
10.11	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.**
10.12	Form of Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders.**
10.13	Form of Letter Agreement between Kanders & Company Inc., Ivy Capital Partners Management, LLC and Registrant regarding administrative support.**
10.14	Form of Promissory Note issued to each of Kanders & Company Inc. and Ivy Capital Partners Management, LLC.**
10.15	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders.**
10.16	Form of Sponsors' Warrant Subscription Agreements among the Registrant, Graubard Miller and each of Kanders & Company, Ivy Healthcare Capital II, L.P., Robert W. Pangia, Dennis W. O'Dowd, Virgilio Rene Veloso and Fieldpoint Capital, LLC.**
10.17	Form of Co-Investment Subscription Agreements among the Registrant and each of Kanders & Company Inc., Healthcare Capital II, L.P., Robert W. Pangia, Dennis W. O'Dowd, Virgilio Rene Veloso and Fieldpoint Capital, LLC.**
10.18	Form of Letter Agreement of Highland Equity LLC, Fieldpoint Capital, LLC and Ivy Healthcare Capital II, L.P.***
14	Form of Code of Ethics.**
24.1	Power of Attorney (included on the Signature page hereto).
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) as Adopted Pursuant to

	Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Form of Audit Committee Charter. **
99.2	Form of Nominating Committee Charter **

---

* Previously filed as an Exhibit to Highlands Acquisition Corp.'s Current Report on Form 8-K, filed with the Commission on October 10, 2007, and incorporated herein by reference.

** Previously filed in connection with amendment number 1 to Highland Acquisition Corp.'s registration statement on Form S-1 (File No. 333-143599), filed with the Commission on August 7, 2007, and incorporated herein by reference.

*** Previously filed in connection with amendment number 2 to Highland Acquisition Corp.'s registration statement on Form S-1 (File No. 333-143599), filed with the Commission on August 31, 2007, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHLANDS ACQUISITION CORP.

Dated: March 12, 2009

/s/ Philip A. Baratelli

Philip A. Baratelli,
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

Each of the undersigned officers and directors of Highlands Acquisition Corp. hereby severally constitute and appoint each of Robert W. Pangia and Philip A. Baratelli, and each of them individually, as true and lawful attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated below.

Signature	Title	Date
/s/Robert W. Pangia ---------------------------- *Robert W. Pangia,*	*Chief Executive Officer* *Principal Executive Officer*	*March 12, 2009*
/s/ Philip A. Baratelli --------------------------- *Philip A. Baratelli*	*Chief Financial Officer*	*March 12, 2009*
/s/Russell F. Warren, M.D. -------------------------- *Russell F. Warren, M.D.*	*Chairman of the Board*	*March 12, 2009*
/s/ Warren B. Kanders -------------------------- *Warren B. Kanders*	*Director*	*March 12, 2009*

/s/ Russell F. Warren, Jr. ------------------------------ *Russell F. Warren, Jr.*	*Director*	*March 12, 2009*
/s/ Leslie D. Michelson ---------------------------- *Leslie D. Michelson*	*Director*	*March 12, 2009*
/s/ William F. Owens ------------------------------ *Willam F. Owens*	*Director*	*March 12, 2009*
/s/ Michael A. Henning ---------------------------- *Michael A. Henning*	*Director*	*March 12, 2009*
/s/ Ronnie P. Barnes ---------------------------- *Ronnie P. Barnes*	*Director*	*March 12, 2009*

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Robert W. Pangia, certify that:

1. I have reviewed this Annual Report on Form 10-K of Highlands Acquisition Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2009

By: */s/ Robert W. Pangia*

Name: Robert W. Pangia
Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Philip A. Baratelli certify that:

1. I have reviewed this Annual Report on Form 10-K of Highlands Acquisition Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2009

By: */s/ Philip A. Baratelli*

Name: Philip A. Baratelli
Title: Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Highlands Acquisition Corp. (the "Company") on Form 10-K for the fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert W. Pangia, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2009

By: /s/ Robert W. Pangia

Name: Robert W. Pangia
Title: Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Highlands Acquisition Corp. (the "Company") on Form 10-K for the fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Philip A. Baratelli, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2009

By: /s/ Philip A. Baratelli

Name: Philip A. Baratelli
Title: Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Russell F. Warren, M.D.
Chairman of the Board

Warren B. Kanders
Director

Russell F. Warren, Jr.
Director

Michael A. Henning, CPA
Director

Leslie D. Michelson
Director

Ronnie P. Barnes
Director

The Honorable
William F. Owens
Director

STOCKHOLDER INFORMATION

HEADQUARTERS
Highlands Acquisition Corp.
One Paragon Drive
Suite 125
Montvale, New Jersey 07645
(201) 573-8400

INVESTOR RELATIONS CONTACT
Robert Pangia
(201) 573-8400

STOCK QUOTATION
The Company's common stock is quoted on the NYSE Alternext US under the symbol HIA.

REGISTRAR AND TRANSFER AGENT
Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004-1123

INDEPENDENT ACCOUNTANTS
McGladrey & Pullen, LLP
1185 Avenue of the Americas
New York, NY 10036

LEGAL COUNSEL
Kane Kessler, P.C.
1350 Ave. of the Americas
New York, NY 10019

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Thursday, June 18, 2009, at 2:00 pm Eastern Daylight Time at One Landmark Square, 22nd Floor, Stamford, CT 06901. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent with a copy of this Annual Report.

MARKET QUOTES
Current quotes for Highlands common stock can be viewed at www.highlandscorp.com. No cash dividends have been declared.

MANAGEMENT

Robert Pangia
Chief Executive Officer

Philip A. Baratelli
Chief Financial Officer

Gary Julien
VP - Corporate Development

www.highlandscorp.com